Filed pursuant to Rule 253(g)(2)

File No. 024-12434

Offering Circular

October 28, 2025

RED OAK CAPITAL FUND VII, LLC

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

(980) 288-6377

8.0% Series A Unsecured Bonds (Series A Bonds)

$75,000,000 Maximum Offering Amount (75,000 Bonds)

$10,000 Minimum Purchase Amount (10 Bonds)

Explanatory Note

This Form 253G2 supplement is being filed to correct prior supplements filed on August 12, 2025 and August 13, 2025, which were inadvertently filed in error following the qualification of the Company’s Post-Qualification Amendment on Form 1-A POS. Those prior supplements contained certain incorrect or incomplete information and should not be relied upon. This filing supersedes and replaces the August 12 and August 13 supplements in their entirety. No changes have been made to the offering as qualified by the Form 1-A POS other than to provide the corrected disclosure herein.

Red Oak Capital Fund VII, LLC, a Delaware limited liability company, or the “Company,” is offering $75,000,000 in the aggregate, its 8.00% Series A Unsecured Bonds, or the “Series A Bonds,” or the “Bonds,” pursuant to this offering circular. The purchase price per Bond is $1,000, with a minimum purchase amount of $10,000, or the “minimum purchase”; however, the Company, in the Manager’s sole discretion, reserves the right to accept in individual investment cases, smaller purchase amounts. For example, but not by way of limitation, the Manager may choose to accept a smaller purchase amount from a potential investor who has previously invested in other offerings of the Sponsor. Alternatively, but again not by way of limitation, the Manager may choose to accept a lesser amount from an investor who would like to make a subsequent, additional investment in the Bonds. The Manager is not obligated to treat all cases similarly. The Series A Bonds will bear interest at a rate equal to 8.00%, payable to the record holders of the Bonds quarterly in arrears on January 25th, April 25th, July 25th and October 25th of each year, beginning on the first such date that corresponds to the first full quarter after the initial closing in the offering. The Bonds will mature on December 31, 2029.

The Bondholders will have the right to have their Bonds redeemed (i) beginning January 1, 2027, and (ii) in the case of a holder’s death, bankruptcy or total permanent disability, each subject to notice, discounts and other provisions contained in this offering circular. See “Description of Bonds – Redemption Upon Death, Disability or Bankruptcy” and “Description of Bonds – Bondholder Redemption” for more information.

The Bonds will be offered to prospective investors on a best-efforts basis by Crescent Securities Group, Inc., or our “managing broker-dealer,” a Texas corporation and a member of the Financial Industry Regulatory Authority, or “FINRA.” “Best efforts” means that our managing broker-dealer is not obligated to purchase any specific number or dollar amount of Bonds, but it will use its best efforts to sell the Bonds. Our managing broker-dealer may engage additional broker-dealers, or “selling group members,” who are members of FINRA, to assist in the sale of the Bonds. At each closing date, the proceeds for such closing will be disbursed to our company and Bonds relating to such proceeds will be issued to their respective investors. We expect to commence the sale of the Bonds on the date which the offering statement is declared qualified by the United States Securities and Exchange Commission, or the “SEC,” and terminate the offering on December 31, 2025 or the date upon which our Manager determines to terminate the offering, in its sole discretion. Notwithstanding the previous sentence, our Manager has the right to extend this offering beyond December 31, 2025 for two consecutive six-month periods.

	Price to Investors	Managing Broker-Dealer Fee, Commissions, and Expense Reimbursements(1) (2)	Proceeds to Company	Proceeds to Other Persons
Per Series A Bond	$1,000	$82.50	$917.50	$0
Maximum Offering Amount Series A Bonds(3)	$75,000,000	$6,187,500	$68,812,500	$0

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(1)	This includes (a) selling commissions of 5.00% of gross offering proceeds on the sale of the Bonds, (b) a managing broker-dealer fee of up to 1.00% of the gross proceeds of the offering, (c) a wholesaling fee of up to 1.00% of gross proceeds from the certain sales of the Bonds, and (d) a nonaccountable expense reimbursement of up to 1.25% of gross offering proceeds on the sale of the Bonds. Kevin Kennedy, an officer and member of the board of managers of our Sponsor, and Raymond Davis, an officer and member of the board of Managers of our Manager, are registered as associated persons of our managing broker-dealer. As a result, they may be paid all or a part of any selling commission resulting from Bonds sold directly by them or through certain selling group members. See “Use of Proceeds” and “Plan of Distribution” for more information.

(2)	The table above does not include an organizational and offering fee, or O&O Fee of 2.00% of offering proceeds ($1,500,000 at the maximum offering amount) payable to our Manager. Our Manager will be entitled to retain as compensation any amount by which the organizational and offering expenses fee or the “O&O Fee” exceeds actual organizational and offering expenses. To the extent organizational and offering expenses exceed 2.00% of the gross proceeds raised in the offering, our Manager will pay such amounts without reimbursement from us. In no event will the O&O Fee payable to our Manager exceed 2.00% of the offering proceeds.

(3)	The table above shows amounts payable to our managing broker-dealer if we sell the maximum offering amount of the Bonds.

Generally, no sale may be made to you in the offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer www.investor.gov.

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An investment in the Bonds is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Currently, there is no market for the Bonds being offered, nor does our Company anticipate one developing. Prospective investors should carefully consider and review that risk as well as the RISK FACTORS beginning on Page 7 of this offering circular. We are not an investment company and are not required to register under the Investment Company Act of 1940; therefore, investors will not receive the protections of such act.

THE SEC DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

FORM 1-A DISCLOSURE FORMAT IS BEING FOLLOWED.

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ABOUT THIS OFFERING CIRCULAR

The information in this offering circular may not contain all of the information that is important to you. You should read this entire offering circular and the exhibits carefully before deciding whether to invest in the Bonds. See “Where You Can Find Additional Information” in this offering circular.

Unless the context otherwise indicates, references in this prospectus supplement to the terms “company,” “we,” “us,” and “our,” refer to Red Oak Capital Fund VII, LLC, a Delaware limited liability company; our “Manager” refers to Red Oak Capital GP, LLC, a Delaware limited liability company, our sole member and manager; and our “Sponsor” refers to Red Oak Capital Holdings, LLC, a Delaware limited liability company, and its subsidiaries.

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OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this offering circular. This summary does not contain all of the information that you should consider before deciding whether to invest in the Bonds. You should carefully read this entire offering circular, including the information under the heading “Risk Factors.”

Our Company. Red Oak Capital Fund VII, LLC, a Delaware limited liability company, was formed on February 27, 2024 to originate and acquire senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of our Manager, a wholly owned subsidiary of our Sponsor. Our Manager intends to actively participate in the servicing and operational oversight of our assets rather than subrogate those responsibilities to a third party.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S. Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

Our principal executive office is located at 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209, and our telephone number is (980) 288-6377. For more information on our Sponsor, its website is www.redoakcapitalholdings.com. The information on, or otherwise accessible through, our Sponsor’s website does not constitute a part of this offering circular.

Our Sponsor and Management. Our Sponsor is a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, origination, processing, underwriting, operational management, and servicing of commercial real estate debt instruments. Our Sponsor is the sole member and manager of our Manager, and our Manager will rely on our Sponsor, its management and its affiliates to manage our operations and acquire and manage our portfolio of real estate loans and other debt instruments. The principals of our Sponsor and its affiliates have extensive transaction analysis and structuring experience, in fact when combined, they have over 130 years of cumulative commercial real estate lending, management and workout experience, with in excess of $30B of funded. There is a dedicated staff of originators, processors, underwriters and analysts who have field experience in the origination, closing and servicing of loans as well as implementing tactical strategies at the asset level to create maximum value.

The Offering. We are offering to investors the opportunity to purchase up to an aggregate of $75,000,000 of Bonds. See “Plan of Distribution - Who May Invest” for further information. The offering will continue December 31, 2025 or the date upon which our Manager terminates the offering, in its sole discretion, or the “offering termination.” Notwithstanding the previous sentence, our Manager has the right to extend this offering beyond December 31, 2025 for two consecutive six-month periods. Our company will conduct closings in this offering on the 20th of each month or, if the 20th is not a business day, the next succeeding business day, assuming there are funds to close, or the “closing dates,” and each, a “closing date,” until the offering termination. Once a subscription has been submitted and accepted by the Company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on a closing date and accepted by the Company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. It is expected that settlement will occur on the same day as each closing date. On each closing date, offering proceeds for that closing will be disbursed to us and Bonds will be issued to investors, or the “Bondholders.” If the Company is dissolved or liquidated after the acceptance of a subscription, the respective subscription payment will be returned to the subscriber. The offering is being made on a best-efforts basis through Crescent Securities Group, Inc., or our managing broker-dealer.

Issuer	Red Oak Capital Fund VII, LLC, a Delaware limited liability company.

Securities Offered	Maximum – $75,000,000, aggregate principal amount of the Bonds.
Maturity Date	December 31, 2029. See “Description of Bonds – Maturity” for more information.

Interest Rate

Series A Bonds – 8.00% per annum computed on the basis of a 360-day year; the interest rate on all Bonds, whether issued previously or in the future, will increase to 9.00% per annum effective October 1, 2025.

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Interest Payments

Paid to the record holders of the Bonds quarterly in arrears, each January 25th, April 25th, July 25th and October 25th, for the preceding fiscal quarter ending March 31st, June 30th, September 30th and December 31st, respectively, beginning on such payment date immediately following the first full fiscal quarter after the initial closing in the offering and continuing until the Maturity Date. Interest will accrue and be paid on the basis of a 360-day year consisting of twelve 30-day months. Interest on each Bond will accrue and be cumulative from the end of the most recent interest period for which interest has been paid on such Bond, or if no interest has paid, from the date of issuance.

Offering Price	$1,000 per Bond.

Ranking

The Bonds will be unsecured obligations and will rank junior to our senior secured indebted-ness from time to time outstanding, pari passu with our unsecured indebtedness, if any, from time to time outstanding unless such debt is expressly to the Bonds and structurally subordinate to all debt of our subsidiaries.

No Security	The Bonds will be unsecured.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $67,312,500 if we sell the maximum offering amount, after deducting selling commissions and fees payable to our managing broker-dealer and selling group members, and payment of the O&O Fee to our Manager.

We plan to use substantially all of the net proceeds from this offering to originate and make commercial mortgage loans and acquire other senior secured real estate debt investments consistent with our investment strategies. We may also use a portion of the net proceeds to pay fees to our Manager, or its affiliates, for working capital and for other general corporate purposes. See “Use of Proceeds” for additional information.

Change of Control - Offer to Purchase

If a Change of Control Repurchase Event as defined under “Description of Bonds – Certain Covenants” in this offering circular, occurs, we must offer to repurchase the Bonds at a price that is equal to all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed, plus (i) 1.02 times the then outstanding principal amount of the Bonds if such Bonds are at least four years from maturity; (ii) 1.015 times the then outstanding principal amount of the Bonds if such Bonds are at least three years, but no more than four years, from maturity; (iii) 1.01 times the then outstanding principal amount of the Bonds if such Bonds are at least two years, but no more than three years, from maturity; and (iv) the then outstanding principal amount of the Bonds if no more than two years from maturity.

Bondholder Redemption

The Bonds will be redeemable at the election of the Bondholder beginning January 1, 2027. In order to be redeemed, the Bondholder must provide written notice to us at our principal place of business. We will have 120 days from the date such notice is provided to redeem the Bondholder’s Bonds at a price per Bond equal to: (i) $800 plus any accrued but unpaid interest on the Bond. Our obligation to redeem Bonds in any given year pursuant to this Redemption is limited to 15% of the outstanding principal balance of the Bonds, in the aggregate, on January 1st of the applicable year. In addition, we have the right to reserve up to one-third of this 15% limit for Bonds redeemed as a result of a Bondholder’s right upon death, disability or bankruptcy which may reduce the number of Bonds to be redeemed pursuant to the Bondholder Redemption. Bond redemptions pursuant to the Bondholder Redemption will occur in the order that notices are received.

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Redemption Upon Death, Disability or Bankruptcy

Within 60 days of the death, total permanent disability or bankruptcy of a Bondholder who is a natural person (or the beneficiary of an irrevocable trust that holds Bonds who is a natural person), the estate of such Bondholder, such Bondholder, or legal representative of such Bondholder may request that we repurchase, in whole, but not in part, the Bonds held by such Bondholder by delivering to us a written notice requesting such Bonds be redeemed. Any such request shall specify the particular event giving rise to the right of the holder or beneficial holder to have his or her Bonds redeemed. If a Bond held jointly by natural persons who are legally married, then such request may be made by (i) the surviving Bondholder upon the death of the spouse, or (ii) the disabled or bankrupt Bondholder (or a legal representative) upon total permanent disability or bankruptcy of the spouse. In the event a Bond is held together by two or more natural persons that are not legally married, neither of these persons shall have the right to request that the Company repurchase such Bond unless each Bondholder has been affected by such an event.

Upon receipt of redemption request in the event of death, total permanent disability or bankruptcy of a Bondholder, we will designate a date for the redemption of such Bonds, which date shall not be later than after 120 days we receive facts or certifications establishing to the reasonable satisfaction of the Company supporting the right to be redeemed. On the designated date, we will redeem such Bonds at a price per Bond of (i) $920 if requested prior to the third anniversary of the first issuance of Bonds to the holder, or (ii) $1,000 thereafter, plus any accrued and unpaid interest, to but not including the date on which the Bonds are redeemed.

Optional Redemption

The Bonds may be redeemed, in whole or part, at our option at any time prior to maturity. We may extend maturity on the Bonds for six months in order to facilitate redemption of the Bonds in our sole discretion. Any redemption will be at a price that is equal to all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed, plus 1.01 times the then outstanding principal amount of the Bonds. In the event of a Change of Control Repurchase Event occurs during the pendency of an optional redemption by the Company, the terms of the Change of Control Repurchase covenant will apply. For the specific terms of the Optional Redemption, please see “Description of Bonds – Optional Redemption” for more information.

Default

The indenture governing the Bonds will contain events of default, the occurrence of which may result in the acceleration of our obligations under the Bonds in certain circumstances. Events of default, other than payment defaults, will be subject to our company’s right to cure within a certain number of days of such event of default. Our company will have the right to cure any payment default within 60 days before the trustee may declare a default and exercise the remedies under the indenture. See “Description of Bonds - Event of Default” for more information.

Form

The Bonds will be evidenced by global bond certificates deposited with a nominee holder or directly on the books and records of UMB Bank, N.A., or UMB Bank. It is anticipated that the nominee holder will be the Depository Trust Company, or DTC, or its nominee, Cede & Co., for those purchasers purchasing through a DTC participant subsequent to the Bonds gaining DTC eligibility. See “Description of Bonds - Book-Entry, Delivery and Form” for more information.

Bond Service Reserve

Our company will be required to keep 3.75% of gross offering proceeds in a reserve account with the trustee for a period of one (1) year following the first closing date (which occurred on October 23, 2024), which reserve may be used to pay our company’s Bond Service Obligations, as defined herein, during such time, and the remainder of which, if any, will be released to our company on the first anniversary of the first closing date if our company is otherwise in compliance with all terms of the Bonds.

Denominations	We will issue the Bonds only in denominations of $1,000.

Payment of Principal and Interest	Principal and interest on the Bonds will be payable in U.S. dollars or other legal tender, coin or currency of the U.S.

Future Issuances

We may, from time to time, without notice to or consent of the Bondholders, increase the aggregate principal amount of the Bonds outstanding by issuing additional bonds in the future with the same terms of the Bonds, except for the issue date and offering price, and such additional bonds shall be consolidated with the of Bonds and form a single series.

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Securities Laws Matters:

The Bonds being offered are not being registered under the Securities Act in reliance upon exemptions from the registration requirements of the Securities Act and such state securities laws and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws pursuant to registration or exemption therefrom. In addition, the Company does not intend to be registered as an investment company under the Investment Company Act of 1940 nor does the Manager plan to register as an investment adviser under the Investment Advisers Act of 1940, as amended.

Trustee, Registrar and Paying Agent

We have designated UMB Bank as paying agent and registrar for the Bonds held in global form by DTC, and Phoenix American Financial Services, Inc. (“Phoenix American”) as paying agent and registrar for Bonds held in any other name.  UMB Bank will act also as trustee under the indenture. The Bonds will be issued in book-entry form only, evidenced by global certificates for these Bonds held through DTC, and on the books and records of UMB Bank for those Bonds which are direct registered.  As such, UMB Bank will make payments to DTC or its nominee, and Phoenix American will make payments directly to Bondholders, as the case may be.

Governing Law	The indenture and the Bonds will be governed by the laws of the State of Delaware.

Material Tax Considerations

You should consult your tax advisors concerning the U.S. federal income tax consequences of owning the Bonds in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

Risk Factors

An investment in the Bonds involves certain risks. You should carefully consider the risks above, as well as the other risks described under “Risk Factors” beginning on page of this offering circular before making an investment decision.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this offering circular, including those set forth below.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this offering circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this offering circular. The matters summarized below and elsewhere in this offering circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this offering circular, whether as a result of new information, future events or otherwise.

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RISK FACTORS

An investment in the Bonds is highly speculative and is suitable only for persons or entities that are able to evaluate the risks of the investment. An investment in the Bonds should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should consider the following risks before making a decision to purchase the Bonds. To the best of our knowledge, we have included all material risks to investors in this section.

Risks Related to the Bonds and to this Offering

The Bonds are unsecured and may be subordinated.

The indenture governing the Bonds does not prevent our incurring additional indebtedness, both unsecured and secured by liens on the assets of our company, including additional Bonds under the indenture. The Bonds will be subordinate in right of payment to secured debt we may incur, meaning that future secured indebtedness of our company will have priority of payment over the Bonds. As a result, Bondholders rights could be diluted by any increase in indebtedness, in particular indebtedness secured by our assets and/or to which the Bonds are subordinated.

The Bonds are not obligations of our subsidiaries and will be effectively subordinated to any future obligations of our company’s subsidiaries, if any. Structural subordination increases the risk that we will be unable to meet our obligations on the Bonds.

The Bonds are our obligations exclusively and not of any of our subsidiaries. We do not currently have any subsidiaries, but we are not precluded from acquiring or forming subsidiaries by the indenture or otherwise. If acquired or formed, our company’s subsidiaries are not expected to be guarantors of the Bonds and the Bonds are not required to be guaranteed by any subsidiaries our company may acquire or form in the future. The Bonds are also effectively subordinated to all of the liabilities of our company’s subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due under our company’s indebtedness, including the Bonds, or to make any funds available to make payments on the Bonds. Our company’s right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our company’s creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, in each case to the extent that our company is not recognized as a creditor of such subsidiary. In addition, even where our company is recognized as a creditor of a subsidiary, our company’s rights as a creditor with respect to certain amounts are subordinated to other indebtedness of that subsidiary, including secured indebtedness to the extent of the assets securing such indebtedness.

The Bonds will not limit our company’s or its subsidiaries’ ability to incur additional debt or take other action that could negatively impact Bondholders.

The indenture does not contain provisions that would limit our company’s ability or the ability of its subsidiaries to incur indebtedness, including indebtedness that would be senior to the Bonds.

The Bonds will be protected by limited restrictive covenants, which in turn may allow us to engage in a variety of transactions that may impair our ability to fulfill our obligations under the Bonds.

The indenture governing the Bonds will contain limited financial covenants and will not restrict us from paying dividends, incurring debt, directly or indirectly (including debt of our subsidiaries) or issuing other securities. Because the indenture will contain limited covenants or other provisions designed to afford the Bondholders protection in the event of a highly leveraged transaction involving us including as a result of a takeover, recapitalization, highly leveraged transaction, or similar restructuring involving us, except to the extent described under “Description of Bonds – Certain Covenants,” we may engage in transactions that may impair our ability to fulfill our obligations under the Bonds. In addition, the increase in the interest rate to 9.00% per annum on October 1, 2025 may further impact our ability to meet Bond obligations under adverse market or operational conditions. See “Risk of increasing interest rates will reduce our cash available for operations or reinvestment, which may limit our ability to meet our objectives as stated herin.”

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Some significant restructuring transactions that may adversely affect you may not constitute a “Change of Control/Repurchase Event” under the indenture, in which case we would not be obligated to offer to repurchase the Bonds.

Some restructuring transactions that result in a change in control may not qualify as a repurchase event under the Indenture; therefore, Bondholders will not have the right to repurchase their Bonds, even though the Company is under new management. These transactions are limited to those which cause a non-affiliate of the Company to gain voting control. For example, if our sole member determined to cause the Company to become Manager-Managed by a third-party, the change in control would not qualify as a repurchase event under the Indenture. Upon the occurrence of a transaction which results in a change in control of the company, Bondholders will have no voting rights with respect to such a transaction. In the event of any such transaction, Bondholders would not have the right to require us to repurchase their Bonds, even though such a transaction could increase the amount of our indebtedness, or otherwise adversely affect the Bondholders.

Our investment objectives may become more difficult to reach depending on the amount of funds raised in this offering.

While we believe we will be able to reach our investment objectives regardless of the amount of the raise, it may be more difficult to do so if we sell less Bonds than we anticipate. Such a result may negatively impact our liquidity. In that event, our investment costs may increase, which may decrease our ability to make payments to Bondholders.

Our trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request, order or direction of any of the Bondholders, pursuant to the provisions of the indenture, unless such Bondholders shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby.

The indenture governing the Bonds provides that in case an event of default occurs and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Bondholder, unless the Bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability, or expense.

The Bonds will have limited transferability and liquidity.

Prior to this offering, there was no active market for the Bonds. Although we may apply for quotation of the Bonds on an alternative trading system or over the counter market, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, the Bonds will not be quoted on an alternative trading system or over the counter market until after the termination of this offering, if at all. Therefore, investors will be required to wait until at least after the final termination date of this offering for such quotation. The initial public offering price for the Bonds has been determined by us. You may not be able to sell the Bonds you purchase at or above the initial offering price.

Alternative trading systems and over the counter markets, as with other public markets, may from time-to-time experience significant price and volume fluctuations. As a result, the market price of the Bonds may be similarly volatile, and Bondholders may from time to time experience a decrease in the value of their Bonds, including decreases unrelated to our operating performance or prospects. The price of the Bonds could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this offering circular.

No assurance can be given that the market price of the Bonds will not fluctuate or decline significantly in the future or that Bondholders will be able to sell their Bonds when desired on favorable terms, or at all. Further, the sale of the Bonds may have adverse federal income tax consequences.

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Our lack of operating history makes it difficult for you to evaluate this investment.

We are a recently formed entity with little operating history and may not be able to continue to successfully operate our business or achieve our investment objectives. We may not be able to continue to conduct our business as described in our plan of operation.

Risk of increasing interest rates will reduce our cash available for operations or reinvestment, which may limit our ability to meet our objectives as stated herin.

The interest rate on the Bonds will increase from 8.00% to 9.00% effective October 1, 2025. An increase in the interest rate payable on the Series A Bonds will raise our interest expense, which could adversely affect our financial condition, liquidity and cash available for operations or reinvestment. The higher interest obligation may limit our flexibility to pursue other business objectives or satisfy obligations to Bondholders under adverse financial conditions.

You will not have the opportunity to evaluate our investments before we make them, and we may make investments that would have changed your decision as to whether to invest in the Bonds.

As of the date of this offering circular, we owned only one asset. We are not able to provide you with information to evaluate our future investments. We will seek to invest substantially all of the offering proceeds available for investment, after the payment of commissions, fees, and expenses, in the origination of loans and investing in debt and related instruments supported by commercial real estate in the U.S. We have established criteria for evaluating potential investments. However, you will be unable to evaluate the transaction terms or data concerning the investments before we make investments. You will be relying entirely on the ability of our Manager, through our Sponsor and its management team, to identify suitable investments and propose transactions for our Manager to oversee and approve. These factors increase the risk that we may not generate the returns that you seek by investing in the Bonds.

The inability to retain or obtain key personnel could delay or hinder implementation of our investment strategies, which could impair our ability to honor our obligations under the terms of Bonds and could reduce the value of your investment.

Our success depends to a significant degree upon the contributions of our Sponsor’s management team. We do not have employment agreements with any of these individuals nor do we currently have key man life insurance on any of these individuals. If any of them were to cease their affiliation with us, our Manager or our Sponsor, our Sponsor may be unable to find suitable replacements, and our operating results could suffer. Competition for highly skilled personnel is intense, and our Sponsor may be unsuccessful in attracting and retaining such skilled personnel. If our Sponsor loses or is unable to obtain the services of highly skilled personnel, our ability to implement our investment strategies could be delayed or hindered, and our ability to pay obligations on the Bonds may be materially and adversely affected.

We rely on Crescent Securities Group, Inc., our managing broker-dealer, to sell the Bonds pursuant to this offering. If our managing broker-dealer is not able to market the Bonds effectively, we may be unable to raise sufficient proceeds to meet our business objectives.

We have engaged Crescent Securities Group, Inc., to act as our managing broker-dealer for this offering, and we rely on our managing broker-dealer to use its best efforts to sell the Bonds offered hereby. It would also be challenging and disruptive to locate an alternative managing broker-dealer for this offering. Without improved capital raising, our portfolio will be smaller relative to our general and administrative costs and less diversified than it otherwise would be, which could adversely affect the value of your investment in us.

We may redeem the Bonds before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.

We may redeem all or a portion of the Bonds. See “Description of Bonds - Optional Redemption” for more information. If redeemed, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the Bonds.

We may have to liquidate some of our investments at inopportune times to redeem Bonds in the event of the death, disability or bankruptcy of a Bondholder and redeem Bonds pursuant to the Optional Redemption.

The Bonds carry an early redemption right and a redemption right in the event of death, disability, or bankruptcy of the Bondholder. As a result, one or more Bondholders may elect to have their Bonds redeemed prior to maturity. In such an event, we may not have access to the necessary cash to redeem such Bonds, and we may be required to liquidate certain assets in order to make such redemptions. Our investments are not intended to liquid, and as a result any such liquidation may be at a price that represent a discount to the actual value of such investment.

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Risks Related to Our Corporate Structure

Because we are dependent upon our Sponsor and its affiliates to conduct our operations, any adverse changes in the financial health of our Sponsor or its affiliates or our relationship with them could hinder our operating performance and our ability to meet our financial obligations.

We are dependent on our Sponsor, as the sole owner of our Manager, and its affiliates to manage our operations and acquire and manage our portfolio of real estate assets. Our Manager, a wholly owned and controlled subsidiary of our Sponsor, makes all decisions with respect to our management. Our Manager and our Sponsor depend upon the fees and other compensation that it receives from us in connection with the purchase, management, and sale of our properties to conduct its operations. Any adverse changes in the financial condition of our Manager or our Sponsor or our relationship with our Manager or our Sponsor could hinder its ability to successfully manage our operations and our portfolio of investments.

You will have no control over changes in our policies and day-to-day operations, which lack of control increases the uncertainty and risks you face as an investor in the Bonds. In addition, our Sponsor, through our Manager, may change our major operational policies without your approval.

Our Sponsor, as the sole owner of our Manager, determines our major policies, including our policies regarding financing, growth, debt capitalization, and distributions. Our Sponsor, as the sole owner of our Manager, may amend or revise these and other policies without your approval. As a Bondholder, you will have no rights under the limited liability company agreement of our company, or our “operating agreement.” See “General Information as to Our Company – Operating Agreement” herein for a detailed summary of our operating agreement.

Our Sponsor, as the sole owner of our Manager, is responsible for the day-to-day operations of our company and the selection and management of investments and has broad discretion over the use of proceeds from this offering. Accordingly, you should not purchase Bonds unless you are willing to entrust all aspects of the day-to-day management and the selection and management of investments to our Sponsor. Specifically, our Sponsor is controlled by ROHM, which is controlled by its board of managers consisting of Gary Bechtel, Kevin Kennedy and Ray Davis, and as a result, they will be able to exert significant control over our operations. ROHM’s board of managers has exclusive control over the operations of our Sponsor, our Manager and us. As a result, we are dependent on ROHM’s board of managers to properly choose investments and manage our company. Our Manager has appointed a Credit Risk Committee composed of three members who are nominated, appointed, and removed by the Manager, and all loan origination decisions require the unanimous approval of the Credit Risk Committee members. The Credit Risk Committee’s members are Gary Bechtel, Thomas McGovern and Raymond Davis. You will have no control over the Credit Risk Committee and the Manager may choose to alter the composition of, or eliminate, the Credit Risk Committee in its sole discretion. In addition, our Sponsor may, or may cause our Manager to, retain independent contractors to provide various services for us, and you should note that such contractors will have no fiduciary duty to you and may not perform as expected or desired.

Bondholders will have no right to remove our Manager or otherwise change our management, even if we are underperforming and not attaining our investment objectives.

Only the members of our company will have the right to remove our Manager, and currently our Manager is our sole member. Bondholders will have no rights in our management and will have no ability to remove our Manager.

Our Manager and its executive officers will have limited liability for, and will be indemnified and held harmless from, the losses of our company.

Our Manager, our Sponsor and its executive officers and their agents and assigns, will not be liable for, and will be indemnified and held harmless (to the extent of our company’s assets) from any loss or damage incurred by them, our company, or the members in connection with the business of our company resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, willful misconduct, gross negligence, or breach of fiduciary duty. A successful claim for such indemnification could deplete our company’s assets by the amount paid. See ”General Information as to Our Company - Operating Agreement - Indemnification” below for a detailed summary of the terms of our operating agreement. Our operating agreement is filed as an exhibit this offering circular.

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Risks Related to Conflicts of Interest

Our Manager and our Sponsor, its executive officers and its affiliates face conflicts of interest relating to the making of investments, and such conflicts may not be resolved in our favor, which could limit our investment opportunities, impair our ability to make distributions and reduce the value of your investment.

We rely on our Sponsor, its executive officers, and its affiliates to identify suitable investment opportunities. We may be making investments at the same time as other entities that are affiliated with our Sponsor. Such programs also rely on our Sponsor, its executive officers, and its affiliates for investment opportunities. Our Sponsor has sponsored similar privately offered programs and may in the future, or concurrently, sponsor similar private and public programs that have investment objectives similar to ours. Therefore, our Sponsor, its executive officers and its affiliates could be subject to conflicts of interest between our company and other programs. Many investment opportunities would be suitable for us as well as other programs. Our Sponsor could direct attractive investment opportunities to other entities. Although we are subject to the Sponsor’s allocation policy, which is described further below and which specifically addresses some of these conflicts, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us. Such events could result in our investing in assets that provide less attractive returns, impairing our ability to honor our obligations under the terms of the Bonds and the value of your investment. See “Investment Policies of Our Company – Investment Allocation Policy” for more information.

Payment of fees to our Manager will reduce cash available for investment and fulfillment of our obligations with respect to the Bonds.

Our Manager performs services for us in connection with the selection, acquisition, and disposition of our investments. It is paid fees for these services, which reduces the amount of cash available for investment and for payment of our obligations with respect to the Bonds. Although customary in the industry, the fees to be paid to our Manager were not determined in an arm’s-length negotiation. We cannot assure you that a third party unaffiliated with our Sponsor would not be willing to provide such services to us at a lower price. We will pay our Manager management fees, calculated quarterly and paid in advance of the applicable quarter, equal to 1.00% of (i) all Bond principal outstanding, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument we then hold, including loans secured by real estate we then own as a result of borrower default. The Manager will also receive 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate.

In addition to this, our Manager will receive the O&O Fee of 2.00% of offering proceeds ($1,500,000 at the maximum offering amount), from which the Manager will pay organizational and offering expenses. In no event will the O&O Fee payable to our Manager exceed 2.00% of the offering proceeds. See “Compensation of our Manager and its Affiliates” for more information.

Our Manager will receive certain fees regardless of the performance of our company or an investment in the Bonds.

Our Manager will receive management fees, calculated quarterly and paid in advance of the applicable quarter, equal to 1.00% of (i) all Bond principal outstanding, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument we then hold, including loans secured by real estate we then own as a result of borrower default.. The Manager will also receive 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. These fees will be paid regardless of our success and the performance of the Bonds.

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If the competing demands for the time of our Manager and our Sponsor, its affiliates, and its officers result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and impair our ability to honor our obligations under the Bonds.

We do not have any employees. We rely on the employees of our Sponsor, as the sole owner of our Manager, and its affiliates for the day-to-day operation of our business. The amount of time that our Sponsor and its affiliates spend on our business will vary from time to time and is expected to be greater while we are raising money and acquiring properties. Our Sponsor and its affiliates, including its officers, have interests in other programs and engage in other business activities. As a result, they will have conflicts of interest in allocating their time between us and other programs and activities in which they are involved. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. We expect that as our activities expand, our Sponsor will attempt to hire additional employees who would devote substantially all of their time to our business. There is no assurance that our Sponsor or our Manager will devote adequate time to our business. If our Sponsor suffers or is distracted by adverse financial or operational problems in connection with its operations unrelated to us, it may allocate less time and resources to our operations. If any of these things occur, our ability to honor obligations under the Bonds may be adversely affected.

Our Sponsor will source all of our investments, and existing or future entities or programs sponsored and managed by our Sponsor may compete with us for, or may participate in, some of those investments, which could result in conflicts of interest.

Although we are subject to the Sponsor’s allocation policy which specifically addresses some of the conflicts relating to our investment opportunities described above, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us. The Sponsor’s allocation policy provides that in the event a lending opportunity becomes available that is suitable for multiple funds managed by the Sponsor, the Investment Committee, after consultation with counsel, may allocate participation in the lending opportunity to the various funds managed by the Sponsor based on an examination of a variety of factors. The Sponsor may determine that a lending opportunity is appropriate for a particular fund, but not for another. In addition, the Sponsor or its employees may engage in a lending opportunity that our Manager, through the Sponsor, has determined to be unsuitable for us. The investment allocation policy may be amended by the Sponsor at any time without our consent. As the investment programs of the various entities managed by the Sponsor change and develop over time, additional issues and considerations may affect the Sponsor’s allocation policy and its expectations with respect to the allocation of lending opportunities. For more information on the Sponsor’s investment allocation policy, please see “Investment Policies of Our Company – Investment Allocation Policy.”

An affiliate of our Sponsor may acquire property in connection with the foreclosure of any of our loans.

An affiliate of our Sponsor will have the ability to acquire property from our company following a foreclosure of any of our loans. In the case of a purchase by an affiliate of our Sponsor following a foreclosure, the affiliate would purchase the property at a price equal to the amounts due under the foreclosed loan. The Sponsor cannot guarantee this price is the highest price it could receive for the sale of the foreclosed property. As a result, the Sponsor, through its affiliate, may acquire these properties at a discount to fair market value.

We may from time to time acquire loans from existing or future entities or programs sponsored and managed by our Sponsor and its affiliates.

Part of our business strategy will likely include the purchase of existing and performing first mortgage loans, which could include loans held by entities or programs sponsored and managed by our Sponsor. In such an instance, we would anticipate that we would purchase the loan for the face amount of the principal then outstanding on the loan. The Sponsor cannot guarantee that this is the lowest price for which the loan could be purchased. As a result, we may acquire these loans for a premium to fair market value.

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Risks Related to Our Lending and Investment Activities

Our loans and investments expose us to risks associated with debt-oriented real estate investments generally.

We seek to invest primarily in debt instruments relating to real estate-related assets. As such, we are subject to, among other things, risk of defaults by borrowers in paying debt service on outstanding indebtedness and to other impairments of our loans and investments. Any deterioration of real estate fundamentals generally, and in the U.S. in particular, could negatively impact our performance by making it more difficult for borrowers of our mortgage loans, or borrower entities, to satisfy their debt payment obligations, increasing the default risk applicable to borrower entities, and/or making it more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of borrower entities and/or the value of underlying real estate collateral relating to our investments and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand, fluctuations in real estate fundamentals, the financial resources of borrower entities, energy supply shortages, various uninsured or uninsurable risks, natural disasters, political events, terrorism and acts of war, changes in government regulations, changes in real property tax rates and/or tax credits, changes in operating expenses, changes in interest rates, changes in inflation rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy and/or adverse changes in real estate values generally and other factors that are beyond our control.

We cannot predict the degree to which economic conditions generally, and the conditions for real estate debt investing in particular, will improve or decline. Any declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our business, financial condition, and results of operations.

Commercial real estate-related investments that are secured by real property are subject to delinquency, foreclosure, and loss, which could result in losses to us.

Commercial real estate debt instruments (e.g., mortgages) that are secured by commercial property are subject to risks of delinquency and foreclosure and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things:

•	tenant mix and tenant bankruptcies;

•	success of tenant businesses;

•	property management decisions, including with respect to capital improvements, particularly in older building structures;

•	property location and condition;

•	competition from other properties offering the same or similar services;

•	changes in laws that increase operating expenses or limit rents that may be charged;

•	any need to address environmental contamination at the property;

•	changes in global, national, regional, or local economic conditions and/or specific industry segments;

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•	declines in global, national, regional, or local real estate values;

•	declines in global, national, regional, or local rental or occupancy rates;

•

changes in interest rates, foreign exchange rates, and in the state of the credit and securitization markets and debt and equity capital markets, including diminished availability or lack of debt financing for commercial real estate;

•	changes in real estate tax rates, tax credits and other operating expenses;

•	changes in governmental rules, regulations, and fiscal policies, including income tax regulations and environmental legislation;

•	acts of God, terrorism, social unrest, and civil disturbances, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; and

•	adverse changes in zoning laws.

Specifically, changes in federal, state, and local laws and regulations may affect certain income producing properties more than others. Any change to the federal, state, and local regulations applicable to this industry may negatively affect the ability of the property owner to produce income and materially diminish the value of the property used to secure the loan. In addition, we are exposed to the risk of judicial proceedings with our borrowers and entities we invest in, including bankruptcy or other litigation, as a strategy to avoid foreclosure or enforcement of other rights by us as a lender or investor.

In the event that any of the properties or entities underlying or collateralizing our loans or investments experiences any of the foregoing events or occurrences, the value of, and return on, such investments could be reduced, which would adversely affect our results of operations and financial condition.

Our business could be adversely affected by unfavorable economic and political conditions, which in turn, can negatively impact our ability to generate returns to you.

The Company’s business and operations remain sensitive to broader economic conditions in the United States, including inflation trends, interest rate movements, and credit market stability. While inflation has moderated from prior peaks, the Federal Reserve has maintained elevated interest rates through 2024 and into 2025, contributing to higher borrowing costs across the commercial real estate sector. These conditions may place pressure on borrowers’ ability to service and repay commercial mortgage obligations, particularly in sectors experiencing slower recovery or reduced occupancy. If interest rates remain high or economic growth slows, the risk of loan delinquencies and defaults could increase, which may negatively affect the performance of our mortgage portfolio and impair our ability to meet our obligations to bondholders and deliver returns to investors.

In addition, national and regional economies and financial markets have become increasingly interconnected, which increases the possibilities that conditions in one country, region, or market might adversely impact issuers in a different country, region, or market. Major economic or political disruptions, such as trade wars or substantial increases in tariffs between the United States and other countries, the slowing economy in China, the wars in eastern Europe and the Middle East,, and a potential economic slowdown in the United Kingdom and Europe, may have global negative economic and market repercussions. While the Company does not intend to make loans to borrowers located in those countries, such disruptions may nevertheless impact its operations.

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Fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.

Our primary interest rate exposures relate to the yield on our loans and other investments and the financing cost of our debt. Changes in interest rates and credit spreads may affect our net income from loans and other investments, which is the difference between the interest and related income we earn on our interest-earning investments and the interest and related expense we incur in financing these investments. Interest rate and credit spread fluctuations resulting in our interest and related expense exceeding interest and related income would result in operating losses for us. Changes in the level of interest rates and credit spreads also may affect our ability to make loans or investments, the value of our loans and investments and our ability to realize gains from the disposition of assets. Increases in interest rates and credit spreads may also negatively affect demand for loans and could result in higher borrower default rates. This risk may be heightened by the increased interest obligation on the Bonds beginning October 1, 2025. See “Risk of increasing interest rates will reduce our cash available for operations or reinvestment, which may limit our ability to meet our objectives as stated herin.”

Our operating results depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. The yields we earn on our floating-rate assets and our borrowing costs tend to move in the same direction in response to changes in interest rates. However, one can rise or fall faster than the other, causing our net interest margin to expand or contract. In addition, we could experience reductions in the yield on our investments and an increase in the cost of our financing. Although we seek to match the terms of our liabilities to the expected lives of loans that we acquire or originate, circumstances may arise in which our liabilities are shorter in duration than our assets, resulting in their adjusting faster in response to changes in interest rates. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments. In addition, unless we enter into hedging or similar transactions with respect to the portion of our assets that we fund using our balance sheet, returns we achieve on such assets will generally increase as interest rates for those assets rise and decrease as interest rates for those assets decline.

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We operate in a competitive market for lending and investment opportunities which may intensify, and competition may limit our ability to originate or acquire desirable loans and investments or dispose of assets we target and could also affect the yields of these assets and have a material adverse effect on our business, financial condition, and results of operations.

We operate in a competitive market for lending and investment opportunities, which may intensify. Our profitability depends, in large part, on our ability to originate or acquire our target assets on attractive terms. In originating or acquiring our target assets, we compete for opportunities with a variety of lenders and investors, including REITs, specialty finance companies, public and private funds (including funds managed by affiliates of our Sponsor), commercial and investment banks, commercial finance and insurance companies and other financial institutions. Some competitors may have a lower cost of funds and access to funding sources that are not available to us, such as the U.S. Government. Many of our competitors are not subject to the operating constraints associated with maintaining an exclusion from regulation under the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans and investments, offer more attractive pricing or other terms and establish more relationships than us. Furthermore, competition for originations of, and investments in our target assets may lead to decreasing yields, which may further limit our ability to generate desired returns. Also, as a result of this competition, desirable loans and investments in our target assets may be limited in the future and we may not be able to take advantage of attractive lending and investment opportunities from time to time, thereby limiting our ability to identify and originate or acquire loans or make investments that are consistent with our investment objectives. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition, and results of operations.

Prepayment rates may adversely affect our financial performance and the value of certain of our assets.

Our business is currently focused on originating mortgage loans or other debt instruments secured by commercial real estate assets. Our borrowers may be able to repay their loans prior to their stated maturities. In periods of declining interest rates and/or credit spreads, prepayment rates on loans generally increase. If general interest rates or credit spreads decline at the same time, the proceeds of such prepayments received during such periods may not be reinvested for some period of time or may be reinvested by us in assets yielding less than the yields on the assets that were prepaid.

Prepayment rates on loans may be affected by a number of factors including, but not limited to, the then-current level of interest rates and credit spreads, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic, and legal factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks.

Difficulty in redeploying the proceeds from repayments of our loans and investments may cause our financial performance and our ability to fulfill our obligations relative to the Bonds.

As our loans and investments are repaid, we will look to redeploy the proceeds we receive into new loans and investments, repay borrowings, pay interest on the Bonds, or redeem outstanding Bonds. It is possible that we will fail to identify reinvestment options that would provide returns or a risk profile that is comparable to the asset that was repaid. If we fail to redeploy the proceeds we receive from repayment of a loan in equivalent or better alternatives, our financial performance, and our ability to fulfill our obligations related to the Bonds will suffer. This risk may be heightened by the increased interest obligation on the Bonds beginning October 1, 2025. See “Risk of increasing interest rates will reduce our cash available for operations or reinvestment, which may limit our ability to meet our objectives as stated herin.”

The lack of liquidity in certain of our assets may adversely affect our business.

The illiquidity of certain of our assets may make it difficult for us to sell such investments if the need or desire arises. Certain assets such as mortgages and other loans are relatively illiquid investments due to their short life, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower’s default. In addition, certain of our investments may become less liquid after our investment as a result of periods of delinquencies or defaults or turbulent market conditions, which may make it more difficult for us to dispose of such assets at advantageous times or in a timely manner. Moreover, many of the loans and securities we invest in are not registered under the relevant securities laws, resulting in limitations or prohibitions against their transfer, sale, pledge, or their disposition except in transactions that are exempt from registration requirements or are otherwise in accordance with such laws. As a result, many of our investments are illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, for example as a result of margin calls, we may realize significantly less than the value at which we have previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment to the extent that we or our Manager (and/or its affiliates) has or could be attributed as having material, non-public information regarding the borrower entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations, financial condition, and ability to fulfill our obligations related to the Bonds.

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We are subject to additional risks associated with priority loan participations.

Some of our loans may be participation interests in which we share the rights, obligations, and benefits of the loan with other lenders. From time to time these participations may be structured so that other participants have a priority to payments of interest and principal over us, or, in other words, our rights to payments of interest and principal will be subordinate to the satisfaction of the priority rights of those participants. In such cases, if a borrower defaults on a participation loan, or if the borrower is in bankruptcy, our interest in the participation loan will be satisfied only after the interests of the other lenders in the participation loan are satisfied. In those instances, our risk of loss is greater than the risk associated with those participants with priority over our other loans. If the underlying collateral is insufficient to pay-off the other participating lenders, then we may experience losses that would have a material adverse effect on our operations.

Any distressed loans or investments we make, or loans and investments that later become distressed, may subject us to losses and other risks relating to bankruptcy proceedings.

While our loans and investments focus primarily on “performing” real estate-related interests, our loans and investments may also include making distressed investments from time to time (e.g., investments in defaulted, out-of-favor or distressed loans and debt securities) or may involve investments that become “sub-performing” or “non-performing” following our acquisition thereof. Certain of our investments may include properties that typically are highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, loans or securities of financially or operationally troubled borrowers or issuers are more likely to go into default than loans or securities of other borrowers or issuers. Loans or securities of financially or operationally troubled issuers are less liquid and more volatile than loans or securities of borrowers or issuers not experiencing such difficulties. The market prices of such securities are subject to erratic and abrupt market movements and the spread between bid and ask prices may be greater than normally expected. Investment in the loans or securities of financially or operationally troubled borrowers or issuers involves a high degree of credit and market risk.

In certain limited cases (e.g., in connection with a workout, restructuring and/or foreclosing proceedings involving one or more of our investments), the success of our investment strategy will depend, in part, on our ability to effectuate loan modifications and/or restructure and improve the operations of our borrower entities. The activity of identifying and implementing successful restructuring programs and operating improvements entails a high degree of uncertainty. There can be no assurance that we will be able to identify and implement successful restructuring programs and improvements with respect to any distressed loans or investments we may have from time to time.

These financial or operating difficulties may never be overcome and may cause borrower entities to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that we may incur substantial or total losses on our investments and in certain circumstances, become subject to certain additional potential liabilities that may exceed the value of our original investment therein. For example, under certain circumstances, a lender that has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances, payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize value from collateral for loan positions held by us, may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the “cramdown” provisions of the bankruptcy laws.

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Loans on properties in transition will involve a greater risk of loss than conventional mortgage loans.

We may invest in transitional loans to borrowers who are typically seeking relatively short-term capital to be used in an acquisition or rehabilitation of a property. The typical borrower in a transitional loan has usually identified an undervalued asset that has been under-managed and/or is located in a recovering market. If the market in which the asset is located fails to improve according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management and/or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional loan, and we bear the risk that we may not recover some or all of our investment.

In addition, borrowers usually use the proceeds of a conventional mortgage to repay a transitional loan. Transitional loans therefore are subject to the risk of a borrower’s inability to obtain permanent financing to repay the transitional loan. In the event of any default under transitional loans that may be held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the transitional loan. To the extent we suffer such losses with respect to these transitional loans, it could adversely affect our results of operations and financial condition.

Risks of cost overruns and noncompletion of renovations of properties in transition may result in significant losses.

The renovation, refurbishment or expansion of a property by a borrower involves risks of cost overruns and noncompletion. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. Other risks may include rehabilitation costs exceeding original estimates, possibly making a project uneconomical, environmental risks, delays in legal and other approvals and rehabilitation and subsequent leasing of the property not being completed on schedule. If such renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged reduction of net operating income and may not be able to make payments on our investment on a timely basis or at all, which could result in significant losses.

There are increased risks involved with our lending activities to renovation or rehabilitation projects.

Lending to projects involving renovations or rehabilitations, which include our investment in loans that fund such projects, may expose us to increased lending risks. Lending to projects involving renovations or rehabilitations generally is considered to involve a higher degree of risk of non-payment and loss than other types of lending due to a variety of factors, including the difficulties in estimating costs and anticipating delays and, generally, the dependency on timely, successful completion and the lease-up and commencement of operations post-completion. In addition, since such loans generally entail greater risk than mortgage loans collateralized by income-producing property, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with such loans. Further, as the lender under a such a loan, we may be obligated to fund all or a significant portion of the loan at one or more future dates. We may not have the funds available at such future date(s) to meet our funding obligations under the loan. In that event, we would likely be in breach of the loan unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all.

If a borrower fails to complete the project or experiences cost overruns, there could be adverse consequences associated with the loan, including a decline in the value of the property securing the loan, a borrower claim against us for failure to perform under the loan documents if we choose to stop funding, increased costs to the borrower that the borrower is unable to pay, a bankruptcy filing by the borrower, and abandonment by the borrower of the collateral for the loan.

Changes to, or the elimination of LIBOR may adversely affect interest expense related to our loans and investments.

As of July 1, 2023, the use of U.S. Dollar LIBOR for new contracts was prohibited, and as of September 30, 2024, publication of the remaining synthetic U.S. Dollar LIBOR tenors was permanently discontinued by the Financial Conduct Authority (the “FCA”). The U.S. financial markets have largely transitioned to alternative reference rates, most notably the Secured Overnight Financing Rate (“SOFR”), pursuant to federal legislation and final rule 12 C.F.R. Part 253, “Regulation Implementing the Adjustable Interest Rate (LIBOR) Act (Regulation ZZ),” adopted by the Board of Governors of the Federal Reserve System.

While the transition to SOFR and other alternative reference rates is now substantially complete, residual risks remain. These include potential basis risk between SOFR and other indices, mismatches in fallback provisions across legacy contracts, and limited market data for certain SOFR tenors. Additionally, SOFR differs from LIBOR in that it is based on overnight secured transactions rather than unsecured term lending, which may affect loan pricing, interest rate spreads, and hedging strategies.

Any continued uncertainty or volatility in benchmark rates may impact the terms, valuation, and performance of our commercial mortgage loans and related investments. In turn, this could affect our financing costs, cash flows, and overall returns to investors.

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Our success depends on the availability of attractive investments and our Manager’s, and by extension, our Sponsor’s, ability to identify, structure, consummate, leverage, manage and realize returns on our debt investments.

Our operating results are dependent upon the availability of, as well as our Manager’s ability, and by extension, our Sponsor’s and its affiliates’, ability, to identify, structure, consummate, manage and realize returns on our debt investments. In general, the availability of favorable investment opportunities and, consequently, our returns, will be affected by the level and volatility of interest rates and credit spreads, conditions in the financial markets, general economic conditions, the demand for investment opportunities in our target assets and the supply of capital for such investment opportunities. We cannot assure you that our Manager will be successful in identifying and consummating investments that satisfy our rate of return objectives or that such investments, once made, will perform as anticipated.

Real estate valuation is inherently subjective and uncertain.

The valuation of real estate and therefore the valuation of any collateral underlying our loans is inherently subjective due to, among other factors, the individual nature of each property, its location, the expected future rental revenues from that particular property and the valuation methodology adopted. In addition, where we invest in loans for renovation or rehabilitation projects, initial valuations will assume completion of the project. As a result, the valuations of the real estate assets against which we will make or acquire loans are subject to a large degree of uncertainty and are made on the basis of assumptions and methodologies that may not prove to be accurate, particularly in periods of volatility, low transaction flow or restricted debt availability in the commercial or residential real estate markets. This is true regardless of whether we internally perform such valuation or hire a third party to do so.

Our loans and investments may be concentrated in terms of geography, asset types, and sponsors.

We are not required to observe specific diversification criteria. Therefore, our investments may be concentrated in certain property types that may be subject to higher risk of default or foreclosure or secured by properties concentrated in a limited number of geographic locations.

To the extent that our assets are concentrated in any one region or type of asset, downturns generally relating to such type of asset or region may result in defaults on a number of our investments within a short time period, which could adversely affect our results of operations and financial condition. In addition, because of asset concentrations, even modest changes in the value of the underlying real estate assets could have a significant impact on the value of our investment. As a result of any high levels of concentration, any adverse economic, political or other conditions that disproportionately affects those geographic areas or asset classes could have a magnified adverse effect on our results of operations and financial condition, and the value of our bondholders’ investments could vary more widely than if we invested in a more diverse portfolio of loans.

The due diligence process that our Manager, through our Sponsor and its personnel, undertakes in regard to investment opportunities may not reveal all facts that may be relevant in connection with an investment and if our Manager incorrectly evaluates the risks of our investments we may experience losses.

Before making investments for us, our Manager, through our Sponsor and its personnel, conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances relevant to each potential investment. When conducting due diligence, our Manager may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of potential investment. Our Manager’s loss estimates may not prove accurate, as actual results may vary from estimates. If our Manager underestimates the asset-level losses relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

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Moreover, investment analyses and decisions by our Manager, through the Sponsor and its personnel, may frequently be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to our Manager at the time of making an investment decision may be limited, and they may not have access to detailed information regarding such investment. Therefore, we cannot assure you that our Manager will have knowledge of all circumstances that may adversely affect such investment.

Insurance on loans and real estate securities collateral may not cover all losses.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might result in insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received with respect to a property relating to one of our investments might not be adequate to restore our economic position with respect to our investment. Any uninsured loss could result in the corresponding nonperformance of or loss on our investment related to such property.

The impact of any future terrorist attacks and the availability of affordable terrorism insurance expose us to certain risks.

Terrorist attacks, the anticipation of any such attacks, and the consequences of any military or other response by the U.S. and its allies may have an adverse impact on the U.S. financial markets and the economy in general. We cannot predict the severity of the effect that any such future events would have on the U.S. financial markets, the economy or our business. Any future terrorist attacks could adversely affect the credit quality of some of our loans and investments. Some of our loans and investments will be more susceptible to such adverse effects than others, particularly those secured by properties in major cities or properties that are prominent landmarks or public attractions. We may suffer losses as a result of the adverse impact of any future terrorist attacks and these losses may adversely impact our results of operations.

In addition, the enactment of the Terrorism Risk Insurance Act of 2002, or TRIA, and the subsequent enactment of the Terrorism Risk Insurance Program Reauthorization Act of 2015 and the Terrorism Risk Insurance Program Reauthorization Act of 2019, which the latter extended TRIA through the end of 2027, requires insurers to make terrorism insurance available under their property and casualty insurance policies and provides federal compensation to insurers for insured losses. However, this legislation does not regulate the pricing of such insurance, and there is no assurance that this legislation will be extended after its expiration. The absence of affordable insurance coverage may adversely affect the general real estate lending market, lending volume and the market’s overall liquidity and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the properties that we invest in are unable to obtain affordable insurance coverage, the value of those investments could decline and in the event of an uninsured loss, we could lose all or a portion of our investment.

We may need to foreclose on certain of the loans we originate or acquire, which could result in losses that harm our results of operations and financial condition.

We may find it necessary or desirable to foreclose on certain of the loans we originate or acquire, and the foreclosure process may be lengthy and expensive. If we foreclose on an asset, we may take title to the property securing that asset, and if we do not or cannot sell the property, we would then come to own and operate it as “real estate owned.” Owning and operating real property involves risks that are different (and in many ways more significant) than the risks faced in owning an asset secured by that property. In addition, we may end up owning a property that we would not otherwise have decided to acquire directly at the price of our original investment or at all, and the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us.

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Whether or not we have participated in the negotiation of the terms of any such loans, we cannot assure you as to the adequacy of the protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buy-out of the borrower’s position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process and could potentially result in a reduction or discharge of a borrower’s debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net sale proceeds and, therefore, increase any such losses to us.

If we foreclose on certain of the loans we originate or acquire, then we are subject to the general risks of owning real estate.

Fluctuations in vacancy rates, rent schedules and operating expenses can adversely affect operating results or render the sale or refinancing of a property difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy, cost of tenant improvements or future costs of operating a property will be accurate since such matters will depend on events and factors beyond the control of the Manager. Such factors include continued validity and enforceability of the leases, vacancy rates for similar properties, financial resources of tenants and rent levels near the properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, supply and demand for property, competition from similar properties, interest rates and real estate tax rates, governmental rules, regulations and fiscal policies, the enactment of unfavorable real estate laws, rent control, environmental or zoning law, and hazardous material law, uninsured losses, effects of inflation, and other risks. Properties may not perform in accordance with expectations which could result in losses that harm our results of operations and financial conditions. There is no certainty that we will be able to sell or refinance such properties on favorable terms, or at all.

Properties obtained through the foreclosure on one of our loans we originate or acquire may involve substantial risks.

Properties obtained through a foreclosure may be distressed, poorly managed or in need of repositioning or other improvements. We may underestimate the amount of time, difficulty and cost of leasing vacant space. Additionally, we may underestimate the costs of improvements required to bring a property up to standards suitable for its intended use or its intended market position. No assurance can be given that the Manager will manage such properties in a way that is profitable to the Company.

The properties underlying our investments may be subject to unknown liabilities, including environmental liabilities, that could affect the value of these properties and as a result, our investments.

Collateral properties underlying our investments may be subject to unknown or unquantifiable liabilities that may adversely affect the value of our investments. Such defects or deficiencies may include title defects, title disputes, liens, servitudes or other encumbrances on the mortgaged properties. The discovery of such unknown defects, deficiencies and liabilities could affect the ability of our borrowers to make payments to us or could affect our ability to foreclose and sell the underlying properties, which could adversely affect our results of operations and financial condition.

Furthermore, to the extent we foreclose on properties securing loans we have made, we may be subject to environmental liabilities arising from such foreclosed properties. Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

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If we foreclose on any properties underlying our investments, the presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs, therefore the discovery of material environmental liabilities attached to such properties could adversely affect our results of operations and financial condition.

We may be subject to lender liability claims, and if we are held liable under such claims, we could be subject to losses.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure prospective investors that such claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our investments issued in our securitization transactions for which we are required to retain a portion of the credit risk may be rated by rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value and liquidity of our investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

Investments in non-conforming and non-investment grade rated loans or securities involve increased risk of loss.

Many of our investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated (as is typically the case for private loans) or will be rated as non-investment grade by the rating agencies. Private loans often are not rated by credit rating agencies. Non-investment grade ratings typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the underlying properties’ cash flow or other factors. As a result, these investments should be expected to have a higher risk of default and loss than investment-grade rated assets. Any loss we incur may be significant and may adversely affect our results of operations and financial condition. There are no limits on the percentage of unrated or non-investment grade rated assets we may hold in our investment portfolio.

We must manage our portfolio so that we do not become an investment company that is subject to regulation under the Investment Company Act.

We conduct our operations so that we avail ourselves of the statutory exclusion provided in Section 3(c)(5)(C) for companies engaged primarily in investment in mortgages and other liens on or interests in real estate. In order to qualify for this exclusion, we must maintain, on the basis of positions taken by the SEC’s Division of Investment Management, or the “Division,” in interpretive and no-action letters, a minimum of 55% of the value of our total assets in mortgage loans and other related assets that are considered “mortgages and other liens on and interests in real estate,” which we refer to as “Qualifying Interests,” and a minimum of 80% in Qualifying Interests and real estate-related assets. In the absence of SEC or Division guidance that supports the treatment of other investments as Qualifying Interests, we will treat those other investments appropriately as real estate-related assets or miscellaneous assets depending on the circumstances.

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In August 2011, the SEC staff commenced an advance notice rulemaking initiative, indicating that it is reconsidering its interpretive policy under Section 3(c)(5)(C) and whether to advance rulemaking to define the basis for the exclusion. We cannot predict the outcome of this reconsideration or potential rulemaking initiative and its impact on our ability to rely on the exclusion. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon the requirements of Section 3(c)(5)(C) of the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC or its staff could further inhibit our ability to pursue the strategies we have chosen.

Because registration as an investment company would significantly affect our ability to engage in certain transactions or be structured in the manner we currently are, we intend to conduct our business so that we will continue to satisfy the requirements to avoid regulation as an investment company. If we do not meet these requirements, we could be forced to alter our investment portfolio by selling or otherwise disposing of a substantial portion of the assets that do not satisfy the applicable requirements or by acquiring a significant position in assets that are Qualifying Interests. Any such investments may not represent an optimum use of capital when compared to the available investments we and our subsidiaries target pursuant to our investment strategy and present additional risks to us. We continue to analyze our investments and may make certain investments when and if required for compliance purposes. Altering our portfolio in this manner may have an adverse effect on our investments if we are forced to dispose of or acquired assets in an unfavorable market.

If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties, that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. In order to comply with provisions that allow us to avoid the consequences of registration under the Investment Company Act, we may need to forego otherwise attractive opportunities and limit the manner in which we conduct our operations. Therefore, compliance with the requirements of the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

Rapid changes in the values of our other real estate-related investments may make it more difficult for us to maintain our exclusion from regulation under the Investment Company Act.

If the market value or income potential of real estate-related investments declines, we may need to alter the mix of our portfolio of assets in order to maintain our exclusion from the Investment Company Act regulation. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make investment decisions that we otherwise would not make absent the Investment Company Act considerations.

The Manager is not registered and does not intend to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). If the Manager is required to register as an investment adviser under the Advisers Act, it could impact our operations and possibly reduce your investment return.

The Manager is not currently registered as an investment adviser under the Advisers Act and does not expect to register as an investment adviser because the Company does not believe that it meets the registration requirements under the Advisers Act. In order to fall under the Advisers Act, the Manager must: (i) be in the business of (ii) providing advice or analyses on securities (iii) for compensation. First, the Company does not believe the Manager advises on “securities” because its investments in first-position mortgages are not securities under the Advisers Act. Second, the Company believes that any investments in securities will be solely incidental to its investment strategy and therefore, the Manager would not be considered to be “in the business of” providing advice on securities. Third, whether an adviser has sufficient regulatory assets under management to require registration under the Advisers Act depends on the nature of the assets it manages. In calculating regulatory assets under management, the Manager must include the value of each “securities portfolio” it manages. The Manager expects that our assets will not constitute a securities portfolio so long as a majority of our assets consist of assets that we believe are not securities. However, the SEC will not affirm our determination of what portion of our investments are not securities. As a result, there is a risk that such determination is incorrect, and as a result, our investments are a securities portfolio. In such event, the Manager may be acting as an investment adviser subject to registration under the Advisers Act but not be registered. If our investments were to constitute a securities portfolio, then the Manager may be required to register under the Advisers Act, which would require it to comply with a variety of regulatory requirements under the Advisers Act on such matters as record keeping, disclosure, compliance, limitations on the types of fees it could earn and other fiduciary obligations. As a result, the Manager would be required to devote additional time and resources and incur additional costs to manage our business, which could possibly reduce your investment return.

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USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $67,312,500 if we raise the Maximum Offering Amount, after deducting selling commissions and fees payable to our managing broker-dealer and selling group members, and payment of the O&O Fee to our Manager. As of the date of this Offering Circular, the Company has issued and sold $73,386,000 in principal amount of Bonds.

We plan to use substantially all of the net proceeds from this offering to originate and make commercial mortgage loans and acquire other senior secured real estate debt investments consistent with our investment strategies. We may also use a portion of the net proceeds to pay fees to our Manager or its affiliates, for working capital and for other general corporate purposes, as described in more detail below. The table below demonstrates our anticipated uses of offering proceeds, but the table below does not require us to use offering proceeds as indicated. Our actual use of offering proceeds will depend upon market conditions, among other considerations. The numbers in the table are approximate.

We originate senior loans collateralized by commercial real estate in the U.S. We also may originate or acquire other real estate-related debt assets. The allocation of our capital among our target assets will depend on prevailing market conditions and may change over time in response to different prevailing market conditions, including with respect to interest rates and general economic and credit market conditions. In addition, we also may use the net proceeds from this offering to invest in assets other than our target assets, subject to our exclusion from regulation under the Investment Company Act. Until appropriate investments can be identified, our Manager may invest the net proceeds from this offering in money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations and other instruments or investments reasonably determined by our Manager that are consistent with our exclusion from regulation under the Investment Company Act. These investments are expected to provide a lower net return than we seek to achieve from our target assets.

Maximum Offering Amount

	Series A Bonds
	Amount	Percent
Gross offering proceeds	$75,000,000	100.00%
Less offering expenses:
Selling commissions(1)	$3,750,000	5.00%
Managing broker-dealer fee(2)	$750,000	1.00%
Wholesaling fee(3)	$750,000	1.00%
Expense Reimbursement(4)	$937,500	1.25%
O&O Fee(5)	$1,500,000	2.00%

Net Proceeds	$67,312,500	89.75%

Working capital(6)	$600,000	0.80%

Amount available for investment	$66,712,500	88.95%

(1) We will pay selling commissions of 5.00% of gross offering proceeds on the sale of Series A Bonds. Our managing broker-dealer may reallow selling commissions to selling group members, in whole or in part. All such amounts will be paid to our managing broker-dealer, who may reallow up to the entire amount of selling commissions and the wholesaling fee to selling group members.

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(2) We will pay a managing broker-dealer fee of up to 1.00% of the gross offering proceeds on the sale of Bonds.

(3) We may pay a wholesaling fee of up to 1.00% of gross proceeds on the sale of Bonds. We are not required to pay the wholesaling fee, but we may agree to pay the wholesaling fee to our managing broker-dealer for sales made by certain selling group members, which it may reallow, in whole or in part, to those selling group members. Kevin Kennedy, an officer and member of the board of managers of our Sponsor and Raymond Davis, an officer of our Manager, are registered as associated persons of our managing broker-dealer. As a result, they may be paid all or a part of any selling commission resulting from Bonds sold directly by them or through certain selling group members.

(4) We will pay a nonaccountable expense reimbursement of 1.25% of gross offering proceeds on the sale of Bonds to the Managing Broker-Dealer.

(5) We will pay our Manager the O&O Fee of 2.00% of gross proceeds from the offering. To the extent actual organizational and offering expenses exceed 2.00% of the gross proceeds raised in the offering, our Manager will pay such amounts without reimbursement from us. If actual organization and offering expenses are less than 2.00% of the gross proceeds from the offering, the Manager will be entitled to retain any excess of the O&O Fee over actual organization and offering expenses as compensation for its services in organizing our company and this offering. In no event will the O&O Fee payable to our Manager exceed 2.00% of the offering proceeds.

(6) We expect to use $600,000 at the maximum offering amount for working capital and general corporate purposes.

PLAN OF DISTRIBUTION

Who May Invest

As a Tier II, Regulation A offering, investors must comply with the 10% limitation to investment in the offering, as prescribed in Rule 251. The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you qualify as an Accredited Investor:

(i)

You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse (or spousal equivalent) in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)

You are a natural person and your individual net worth, or joint net worth with your spouse (or spousal equivalent), exceeds $1,000,000 at the time you purchase the Bonds (please see below on how to calculate your net worth);

(iii)

You are an executive officer, director, trustee, general partner or advisory board member of the issuer or a person serving in a similar capacity as defined in the Investment Company Act of 1940, as amended, the Investment Company Act, or a manager or executive officer of the general partner of the issuer;

(iv)

You are an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or an exempt reporting adviser as defined in Section 203(l) or Section 203(m) of that act, or an investment adviser registered under applicable state law.

(v)

You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, the Code, a corporation, a Massachusetts or similar business trust or a partnership or a limited liability company, not formed for the specific purpose of acquiring the Bonds, with total assets in excess of $5,000,000;

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(vi)	You are an entity, with investments, as defined under the Investment Company Act, exceeding $5,000,000, and you were not formed for the specific purpose of acquiring the Bonds;

(vii)

You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958, any Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act of 1961 or a private business development company as defined in the Investment Advisers Act of 1940;

(viii)	You are an entity with total assets not less than $5,000,000 (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(ix)

You are a trust with total assets in excess of $5,000,000, your purchase of the Bonds is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Bonds;

(x)

You are a family client of a family office, as defined in the Investment Advisers Act, with total assets not less than $5,000,000, your purchase of the Bonds is directed by a person who has such knowledge and experience in financial and business matters that the family office is capable of evaluating the merits and risks of the prospective investment, and the family office was not formed for the specific purpose of investing in the Bonds;

(xi)

You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000; or

(xii)

You are a holder in good standing of certain professional certifications or designations, including the Financial Industry Regulatory Authority, Inc. Licensed General Securities Representative (Series 7), Licensed Investment Adviser Representative (Series 65), or Licensed Private Securities Offerings Representative (Series 82) certifications.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, Net Worth is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the donor or grantor is the fiduciary and the fiduciary directly or indirectly provides funds for the purchase of the Bonds.

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Determination of Suitability

The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering have the responsibility to make every reasonable effort to determine that your purchase of Bonds in this offering is a suitable and appropriate investment for you based on information provided by you regarding your financial situation and investment objectives. In making this determination, these persons have the responsibility to ascertain that you:

•	meet the minimum income and net worth standards set forth under “Plan of Distribution – Who May Invest” above;

•	can reasonably benefit from an investment in the Bonds based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation;

•	are in a financial position appropriate to enable you to realize to a significant extent the benefits described in this offering circular of an investment in the Bonds; and

•	have apparent understanding of:

o	the fundamental risks of the investment;

o	the risk that you may lose your entire investment;

o	the lack of liquidity of the Bonds;

o	the restrictions on transferability of the Bonds; and

o	the tax consequences of your investment.

Relevant information for this purpose will include at least your age, investment objectives, investment experience, income, net worth, financial situation, and other investments as well as any other pertinent factors. The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering must maintain, for a six-year period, records of the information used to determine that an investment in Bonds is suitable and appropriate for you.

The Offering

We are offering a maximum offering amount of $75,000,000 of the Bonds to the public through our managing broker-dealer at a price of $1,000.00 per Bond.

Our Manager has arbitrarily determined the selling price of the Bonds and such price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding Bonds.

The Bonds are being offered on a “best efforts” basis, which means generally that our managing broker-dealer is required to use only its best efforts to sell the Bonds and it has no firm commitment or obligation to purchase any of the Bonds. The offering will continue until the offering termination. We will conduct closings on the 20th of each month or, if the 20th is not a business day, the next succeeding business day, assuming there are funds to close, until the offering termination. Once a subscription has been submitted and accepted by the Company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on a closing date and accepted by the Company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. It is expected that settlement will occur on the same day as each closing date. On each closing date, offering proceeds for that closing will be disbursed to us and the Bonds purchased will be issued to the investors in the offering. If the Company is dissolved or liquidated after the acceptance of a subscription, the respective subscription payment will be returned to the subscriber. The offering is being made on a best-efforts basis through Crescent Securities Group, Inc., our managing broker-dealer.

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Managing Broker-Dealer and Compensation We Will Pay for the Sale of the Bonds

Our managing broker-dealer will receive (a) selling commissions of 5.00% of gross offering proceeds on the sale of the Bonds, (b) a managing broker-dealer fee of up to 1.00% of the gross proceeds of the offering, (c) a wholesaling fee of up to 1.00% of gross proceeds from the certain sales of the Bonds, and (d) a nonaccountable expense reimbursement of up to 1.25% of gross offering proceeds on the sale of Bonds. We are not required to pay the wholesaling fee, but we may agree to pay the wholesaling fee to our managing broker-dealer for sales made by certain selling group members. Our managing broker-dealer may reallow all or a portion of selling commissions and the wholesaling fee to selling group members.

Kevin Kennedy and Raymond Davis, each an officer and member of the board of managers of the manager of our Sponsor, are registered as an associated person of our managing broker-dealer. As a result, they may be paid all or a part of any selling commission or wholesaling fee resulting from Bonds sold directly by them or through certain selling group members. Total underwriting compensation to be received by or paid to participating FINRA member broker-dealers, including commissions, managing broker-dealer fee, wholesaling fee, and nonaccountable expense reimbursement will not exceed 10.0% of proceeds raised with the assistance of those participating FINRA member broker-dealers.

Set forth below are tables indicating the estimated compensation and expenses that will be paid in connection with the offering to our managing broker-dealer.

Offering:	Per Series A Bond	Maximum Offering Amount
Price to public:	$1,000.00	$75,000,000
Less selling commissions:	$50.00	$3,750,000
Less managing broker-dealer fee:	$10.00	$750,000
Less expense reimbursement	$12.50	$937,500
Less wholesaling fee:	$10.00	$750,000
Remaining Proceeds:	$917.50	$68,812,500

 * The table above does not include an organizational and offering fee, or O&O Fee of 2.00% of offering proceeds ($1,500,000 at the aggregate maximum offering amount $75,000,000) payable to our Manager. Our Manager will be entitled to retain as compensation any amount by which the O&O Fee exceeds actual organization and offering expenses. To the extent organizational and offering expenses exceed 2.00% of the aggregate gross proceeds raised in the offering, our Manager will pay such amounts without reimbursement from us. In no event will the O&O Fee payable to our Manager exceed 2.00% of the offering proceeds.

We have agreed to indemnify our managing broker-dealer, the selling group members and selected registered investment advisors, against certain liabilities arising under the Securities Act. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

In accordance with the rules of FINRA, the table above sets forth the nature and estimated amount of all items that will be viewed as “underwriting compensation” by FINRA that are anticipated to be paid by us in connection with the offering. The amounts shown assume we sell all the Bonds offered hereby and that all Bonds are sold in the offering with the maximum wholesaling fee, which is the distribution channel with the highest possible selling commissions and fees.

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It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such advisor to advise you to purchase the Bonds; however, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the Bonds.

How to Invest

Subscription Agreement

All investors will be required to complete and execute a subscription agreement in the form attached as an exhibit to the offering circular. The subscription agreement is available from your registered representative or financial adviser and should be delivered to Crescent Securities Group, Inc., Attn: Red Oak Capital Fund VII, LLC, 4975 Preston Park Blvd, Suite 820, Plano TX 75093, together with payment in full by check, ACH or wire of your subscription purchase price in accordance with the instructions in the subscription agreement. All checks should be made payable to “Red Oak Capital Fund VII, LLC.” We will hold closings on the 20th of each month or, if the 20th is not a business day, the next succeeding business day, assuming there are funds to close. Once a subscription has been submitted and accepted by the Company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on a closing date and accepted by the Company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. It is expected that settlement will occur on the same day as each closing date. If the Company is dissolved or liquidated after the acceptance of a subscription, the respective subscription payment will be returned to the subscriber.

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By completing and executing your subscription agreement or order form you will also acknowledge and represent that you have received a copy of this offering circular, you are purchasing the Bonds for your own account and that your rights and responsibilities regarding your Bonds will be governed by the indenture and the form of bond certificate each included substantially in the form in which it will be used as an exhibit to this offering circular.

Book-Entry, Delivery and Form

The Bonds purchased through a participant in the Depository Trust Company, or DTC, will be evidenced by global bond certificates deposited with a nominee holder, either DTC or its nominee Cede & Co. Bonds purchased directly will be registered in book-entry form only on the books and records of UMB Bank, N.A. in the name of Phoenix American Financial Services, Inc. as record holder of such Bonds for the benefit of such direct purchasers.

We intend to gain eligibility for the Bonds to be issued and held through the book-entry systems and procedures of DTC prior to the initial closing of the offering and intend for all Bonds purchased through DTC participants to be held via DTC’s book-entry systems and to be represented by certificates registered in the name of Cede & Co. (DTC’s nominee). For investors not purchasing through a DTC participant, the ownership of such Bonds will be reflected on the books and records of UMB Bank, N.A. in the name of Phoenix American Financial Services, Inc. as record holder of such Bonds for the benefit of such direct purchasers.

So long as nominees, as described above, are the registered owners of the certificates representing the Bonds, such nominees will be considered the sole owners and holders of the Bonds for all purposes and the indenture. Owners of beneficial interests in the Bonds will not be entitled to have the certificates registered in their names, will not receive or be entitled to receive physical delivery of the Bonds in definite form and will not be considered the owners or holders under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a Bond registered to DTC or its nominee must rely on either the procedures of DTC or its nominee on the one hand, and, if such entity is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a Bondholder. A Purchaser owning a Bond directly registered with Phoenix American will directly exercise its rights as a Bondholder.

As a result:

•	all references in this offering circular to actions by Bondholders will refer to actions taken by DTC upon instructions from its direct participants; and

•

all references in this offering circular to payments and notices to Bondholders will refer either to (i) payments and notices to DTC or Cede & Co. for distribution to you in accordance with DTC procedures, or (ii) payments and notices to Bondholders through UMB Bank in accordance with their applicable procedures.

The Depository Trust Company

We have obtained the information in this section concerning DTC and its book-entry systems and procedures from sources that we believe to be reliable. The description of the clearing system in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC will act as securities depositary for the Bonds registered in the name of its nominee, Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

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•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a ”clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks, and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of Bonds under DTC’s system must be made by or through direct participants, which will receive a credit for the Bonds on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Bonds.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

Under the book-entry format, UMB Bank, N.A., as paying agent in respect of Bonds purchased through a participant in DTC, will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward all payments it receives to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. Phoenix American, as paying agent in respect of Bonds registered to it as record holder, will pay interest directly to beneficial owners of Bonds registered to Phoenix American. You may experience some delay in receiving your payments under this system. Neither we, the trustee, nor the paying agent has any direct responsibility or liability for the payment of principal or interest on the Bonds to owners of beneficial interests in the certificates.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Bonds. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the Bonds on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants or of Phoenix American. In addition, we and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants or Phoenix American relating to or payments made on account of beneficial ownership interests in the Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a Bondholder under the Indenture, and you can only exercise the rights of a Bondholder indirectly through DTC and its direct participants or through Phoenix American, as applicable. DTC has advised us that it will only take action regarding a Bond if one or more of the direct participants to whom the Bond is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the Bonds as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge Bonds, and to take other actions, may be limited because you will not possess a physical certificate that represents your Bonds.

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If the global bond certificate representing Bonds is held by DTC, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via DTC. The trustee will communicate directly with DTC. DTC will then communicate to direct participants. The direct participants will communicate with the indirect participants, if any. Then, direct participants and indirect participants will communicate to beneficial owners. Such communications will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If the global bond certificate representing your Bonds is held by Phoenix American, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via Phoenix American. The trustee will communicate directly with Phoenix American, which will communicate directly with the beneficial owners.

Vistra Group Management

All Bonds not purchased through a DTC participant will be registered in book-entry form only on the books and records of UMB Bank, N.A. in the name of Vistra Group Management. as record holder of such Bonds for the benefit of such direct purchasers. Beneficial owners registered through Vistra Group Management will receive written confirmation from Vistra Group Management upon closing of their purchases. Transfers of Bonds registered to Phoenix American will be accomplished by entries made on the books of UMB Bank, N.A. at the direction of Vistra Group Management acting on behalf of its beneficial holders.

Registrar and Paying Agent

We have designated UMB Bank, N.A. as registrar and paying agent in respect of Bonds purchased through a participant in DTC and deposited with a nominee holder, either DTC or its nominee Cede & Co., and Phoenix American Financial Services, Inc. a California corporation, as registrar and paying agent in respect of Bonds registered to it as record holder. UMB Bank, N.A. will also act as trustee under the indenture. As such, UMB Bank, N.A. will make payments on the Bonds to DTC and Phoenix American to Bondholders who are direct purchasers. The Bonds will be issued in book-entry form only, evidenced by global certificates, as such, payments are being made to DTC or its nominee, or directly to Bondholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We commenced active operations upon the first closing of our Offering of Bonds on October 23, 2024. Through December 31, 2024, we had received approximately $146,800 in net proceeds from our offering of Bonds. We intend to continue to sell the Bonds through December 31, 2026, or the date upon which our Manager determines to terminate the offering, in its sole discretion. As of the date of this Offering Circular, the Company has issued and sold $1,614,000 in principal amount of Bonds.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds

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Results of Operations– For the Period October 23, 2024 (Commencement of Operations) through December 31, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the period October 23, 2024 (Commencement of Operations) through December 31, 2024

For the period ended December 31, 2024, our total revenues from operations amounted to $55. Operating costs for the same period, including professional fees of $28,475 and organizational fees of $3,200, amounted to $31,870. Net loss for the period amounted to $31,815.

Results of Operations – For the Year Ended December 31, 2023

We had not commenced operations as of December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024, we raised $160,000 of Series A Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of December 31, 2024, the Company had cash on hand of $240,799, of which, $100,000 was proceeds received in advance of closing.

On January 7, 2025, the Company’s affiliate, ROCF VII SPV, LLC and five other affiliates entered into an agreement with Cross River Bank for a $50 million secured revolving loan facility. ROCFVII SPV, LLC is an affiliated entity of the Company. As the Company acquires eligible loans, the Company can sell loans to its affiliate to serve as collateral for future draws on the facility. The Company will use these proceeds to acquire new senior secured commercial real estate loans.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage an asset to increase liquidity.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described.

Trend Information

As of the year ended December 31, 2024, we had raised $160,000 of Bonds, and we intend to continue to use the net proceeds from the Offering to issue senior secured loans on commercial real estate and thereby increase cash flows.

As of December 31, 2024, we had not acquired any loans or other assets.  In June 2025 we participated in the Patio Theatre Loan (see “Recent Developments” below for more information). We are actively managing a steady pipeline of origination opportunities and expect to commence capital deployment for the remainder of 2025, positioning the portfolio for sustained momentum and long-term value creation. As we acquire senior secured loans on commercial real estate the Company’s cash flows increase.

In early 2025, an affiliate of the Company secured a $50 million loan facility from Cross River Bank. While no funds had been drawn to date, we intend to utilize the facility as eligible senior secured commercial real estate loans are acquired.

As a result of macro events including inflation, heightened geopolitical tensions, and the recent implementation of new tariffs on key imports and exports, uncertainties have arisen that continue to adversely impact economic and market conditions. These developments have added pressure to global supply chains and contributed to increased costs for businesses and consumers alike. The global impact of these evolving events presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are currently unable to quantify the full impact these events may have on us. As of the date of this report, we had only participated in one loan; however, we may experience adverse effects on the performance of our loans in the future due to ongoing economic headwinds, including the effect of tariffs, which may materially alter our ability to pay our debt service obligations and fees.

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Recent Developments

On June 10, 2025, the Company executed a Loan Participation Agreement (the “Participation Agreement”), pursuant to which the Company, as the participating lender, purchased a Thirty-Eight and Ninety-Four Hundredths percent (38.94%) interest (the “Participation Interest”) in a loan (the “Patio Theatre Loan”) issued by Red Oak Capital Originations, LLC, a Delaware limited liability company, and subsequently assigned to Red Oak Income Opportunity Fund II, LLC, a Delaware limited liability company (the “Lead Lender”), an affiliated entity of the Company. The Patio Theatre Loan has, in the total principal amount of $2,054,179 was made to 6008 Holdings LLC, an Illinois limited liability company (the “Patio Theatre Borrower”).

Pursuant to the Participation Agreement, the participation interests of the Company and Lead Lender shall be ratably concurrent, and neither participation interest shall have priority or preference over the other with respect to the Patio Theatre Loan or security thereto. The Lead Lender shall be responsible for all duties related to the routine administration of the Patio Theatre Loan, including the collection of payments due under the Patio Theatre Loan and disbursement of the Company’s pro-rata share of such payments. The Company will be responsible for its pro-rata share of all non-routine costs and expenses incurred by the Lead Lender. The Lead Lender must obtain the consent of the Company to take certain actions (“Major Decisions”) including, but not limited to, (i) changes to the interest rate, principal or maturity date of the Patio Theatre Loan; (ii) releasing the borrower from liability; (iii) modifying or waiving any material provision of the documents related to the Patio Theatre Loan; (iv) releasing, substituting o exchanging any portion of the collateral securing the Patio Theatre Loan; (v) subordinating the Patio Theatre Loan; (vi) increasing or decreasing the Company’s Participation Interest; (vii) waiving any event of default under the Patio Theatre Loan; (viii) converting or exchanging the Loan for any other indebtedness or cross-defaulting the Patio Theatre Loan with other indebtedness; or (ix) waiving or amending any terms of the Participation Agreement.

The Company and Lead Lender are also subject to buy/sell provisions in the Participation Agreement. If the Company and Lead Lender cannot agree on a Major Decision, then either Company or Lead Lender may initiate a buy/sell whereby the initiating party offers to either sell its interest in the Loan or purchase the other lender’s interest in the Loan for a price set by the initiating party. The responding party must elect to: (i) either sell its interest or purchase the other lender’s interest in the Loan for the specified price or (ii) agree with the initiating lender’s position on the Major Decision. The Participation Agreement is included as Exhibit 13 and includes customary representations, warranties, covenants and terms and conditions for transactions of this type.

Liquidity and Capital Resources

We are offering and selling to the public in this offering up to $75,000,000 of Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties loans or other assets we acquire, the payment of our operating and administrative expenses. Generally, we will fund acquisitions from the net proceeds of this Offering. We intend to acquire additional assets with cash and/or debt. As we are dependent on capital raised in this Offering to conduct our business, our investment activity over the next twelve (12) months will be dictated by the capital raised in this offering. We expect to originate or acquire property loans and meet our business objectives regardless of the amount of capital raised in this offering. If the capital raised in this offering is insufficient to purchase assets solely with cash, we will implement a strategy of utilizing a mix of cash and debt to acquire assets.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

GENERAL INFORMATION AS TO OUR COMPANY

Our Company

Red Oak Capital Fund VII, LLC, a Delaware limited liability company was formed on February 27, 2024 to originate senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of our Manager, a wholly owned subsidiary of our Sponsor. Our Manager intends to actively participate in the servicing and operational oversight of our assets rather than subrogate those responsibilities to a third party.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S. Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

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The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

Our principal executive offices are located at 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209, and our telephone number is (980) 288-6377.

 Our Sponsor and Management

Our Sponsor is a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, origination, processing, underwriting, operational management, and servicing of commercial real estate debt instruments. Combined, principals of our Sponsor principals of our Sponsor have over 130 years of cumulative commercial real estate lending, management and workout experience, with in excess of $30 billion funded. Our Sponsor has significant experience in the marketing and origination of real estate debt financing in which to properly and efficiently evaluate suitable investments for our Company.

For more information on our Sponsor, its website is www.redoakcapitalholdings.com. The information on, or otherwise accessible through, our Sponsor’s website does not constitute a part of this offering circular.

Description of Our Operating Agreement

The following summary describes material provisions of our Operating Agreement, but it is not a complete description of our Operating Agreement. A copy of our Operating Agreement is included as Exhibit A to the Offering Circular.

Generally

Our Operating Agreement refers to our Company’s Operating Agreement dated as of April 16, 2024.

Management

We are a manager-managed limited liability company. Pursuant to our Operating Agreement, the Manager serves as our single manager. The Manager is responsible for the day-to-day management of our business and affairs.

Any Manager shall also automatically be removed if deemed to be a “bad actor” under Regulation D or Regulation A under the Securities Act. The Manager will serve indefinitely until it either resigns or is otherwise removed or until a successor shall have been elected and qualified by the affirmative vote or written consent of the Common Unitholders.

Our Manager is indemnified by us and held harmless from liability to us or any member for any action or inaction as long as (i) the Manager performed its managerial duties in good faith and in a manner it reasonably believed to be in the best interests of the Company and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, and (ii) such course of conduct did not constitute fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager.

Our Manager is required by our Operating Agreement to use its reasonable efforts to carry out the objectives of our Company, and to devote, and cause its affiliates to devote, such amounts of their time, skill and attention during normal business hours that the Manager may deem necessary. Our Operating Agreement does not prevent our Manager from engaging in other business activities in which our Company will have no right to participate. The Members have waived any and all rights and claims which they may otherwise have against the Manager and their affiliates as a result of any such activities.

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Limitation on Fiduciary Duties and Indemnification

To the fullest extent permitted under the Delaware Limited Liability Company Act and applicable case law, any and fiduciary duties that the Manager and the Members may have to the Company or the other Members have been eliminated; provided, however, that such elimination of fiduciary duties does not extend to acts or omissions that constitute a violation of the implied contractual covenants of good faith and fair dealing. In addition, nothing in our Operating Agreement precludes our Manager or designated officers or any affiliates thereof from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our Company nor any member shall have any right to participate in any manner in any profits or income earned or derived by our Manager or any affiliates thereof, from or in connection with the conduct of any such other business venture or activity. Our Manager, our designated officers or any affiliates thereof may engage in or possess an interest in any other business or venture of any nature or description; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our Company.

Our Manager has no liability to our Company or to any Member for any claims, costs, expenses, damages, or losses suffered by our Company which arise out of any action or inaction of the Manager if the Manager meets the following standards: (i) the Manager performed its managerial duties in good faith and in a manner it reasonably believed to be in the best interests of the Company and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, and (ii) such course of conduct did not constitute fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager. These exculpation provisions in our Operating Agreement are intended to protect our Manager from liability when exercising their business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our Managers, executive officers or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

Additional Members

Additional members may be admitted to the Company by the Manager.

Amendments to the Operating Agreement

Our Manager may amend our Operating Agreement in its sole and absolute discretion.

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INVESTMENT POLICIES OF OUR COMPANY

Investment Strategy

Our investment approach is to originate short-term, high-yielding senior loans collateralized by income producing commercial real estate assets to established and qualified real estate investors and operators at reasonable loan-to-value ratios which will be vetted through our underwriting process. We intend to focus on transactions that meet our underwriting risk parameters, but do not meet the typical conforming standards of traditional banks and lenders. Our borrowers, as a rule, will not be credit-rated borrowers, and, in many instances, our borrowers or their projects may not conform to the more conservative standards of regulated banks or other financial institutions.  Our Manager assesses the “credit quality” of a given borrower or loan by utilizing the guidelines discussed below to subjectively determine the likelihood of repayment of principal, as well as the payment of interest and fees, whether through the borrower’s compliance with the loan terms or through realization of the underlying collateral.   In any given instance, the cases for the credit quality of the loan may be more compelling than others, but still represents our Manager’s subjective assessment based on the guidelines below.

We intend to follow the guidelines below while originating commercial loans:

Lien Position: We intend to originate loans where we will have a first/senior lien position. We do not intend to make junior or mezzanine loans. Notwithstanding such senior lien position, we may hold participation interests in loans where the other participant(s) have priority in the right of payment of principal and interest.

Concentration: We intend for senior secured commercial real estate loans originated by us to generally range between $1,000,000 and $15,000,000. We will consider loans larger than $15,000,000 in a co-invest structure. We expect no loan or co-investment will exceed 20% of our capital, unless we are in our first 24 months of active operations or our Manager determines that such an investment is in our best interest.

Assets Classes: We intend to originate loans secured by income producing commercial properties including, but not limited to, multifamily, office, retail, hospitality, industrial, mixed-use, self-storage, manufactured housing and or any combination thereof. We do not intend to originate loans to special purpose or raw land classes of real estate.

Geography: We intend to originate loans secured by assets located in the top approximately 400 Metropolitan Statistical Areas, or “MSAs,” within the United States, which is defined as one or more adjacent counties that have at least one urban core area of at least a population of 50,000, plus adjacent territory that has a high degree of social and economic integration as measured by commuting ties. We do not intend to originate loans secured by assets in regions classified as agricultural, rural, or outside of the U.S. or its immediate territories.

Natural Disasters: We do not intend to originate loans to known geographic regions that have been recently hit by a natural disaster.

Zoning: We intend to originate loans in which the underlying collateral has approval or maintains a zoning status of conforming, legal non-conforming or conforming with variance.

Borrower Structure and Guarantee: We intend for the borrower of record to be a fully registered, active corporation or limited liability company. We do not intend to lend to individuals. We intend for full or partial recourse or non-recourse with industry standard (“Bad Boy”) carve-outs that trigger full recourse from both the entity and its key principals to be standard for each loan.

We intend to record a security interest in all real property used as collateral for the loan, as well as a UCC-1 filing on all chattel and other borrower assets.

Loan-to-Value and Loan-to-Cost: We do not intend for the loan-to-value, or “LTV,” of the assets securing our loans to exceed 75% of the projected stabilized value in the case of a rehabilitation or sale price in the case of a purchase transaction. On occasion we may elect to exceed the 75% LTV if we believe the transaction circumstances warrant the additional risk. We do not intend for the loan-to-cost, or “LTC,” to exceed 100% in the case of a rehabilitation project. The LTC is still subject to the maximum LTV of 75% as mentioned previously.

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Term: We intend that the loans originated or purchased by the Company will have terms of 12-36 months, including two options for extension (six-months of renewability each which extensions generally trigger additional borrower extension fees and increased interest rates).

Interest Reserves: We intend for loans made to require six to twelve months of interest reserves.

Investment Objectives

The Company intends to originate senior secured short-term, high-yielding loans and debt instruments secured by a diversified set of income producing commercial real estate assets. We intend to target a total return equal to 9.00% per annum on a calendar year, cumulative, non-compounding basis, to holders of Bonds, by leveraging the opportunities in the following areas herein.

Experienced Management Team

The principals of our Sponsor and its affiliates have extensive transaction analysis and structuring experience, in fact when combined, they have over 130 years of cumulative commercial real estate lending, management and workout experience, with in excess of $30B of funded. There is a dedicated staff of originators, processors, underwriters and analysts who have field experience in the origination, closing and servicing of loans as well as implementing tactical strategies at the asset level to create maximum value.

Sourcing Deals

Our Sponsor is well known in the industry, and has cultivated extensive relationships with other lenders, mortgage bankers/brokers, and borrowers by establishing themselves as a key source for funding real estate investments which allows us to have a “first look” at these opportunities before transactions are brought to the open market. Our Sponsor takes an active role in maintaining its status as a key player through numerous types of marketing outreach including email blasts, social media posting, conference attendance and regular conference calls with commercial real estate broker attendees where the principals are able to showcase the type of transactions for which they are currently seeking. The network is constantly being expanded as the Company expands into other key markets and asset classes.

As detailed above, our Sponsor has an extensive network of contacts with expansive market reach to source meaningful deal flow. The principals of our Sponsor have an intimate knowledge of our market. Transactions that are generated by our origination personnel are initially vetted based on location, asset type, collateral value, and asset quality. Transactions that qualify then move through the credit process with strict adherence to multiple reviews in every phase of the process, including initial evaluation, due diligence, underwriting and closing. At the initial evaluation, exit strategies are modeled, discussed and defined with the borrowers and potential take out or refinance partners.

 Process Efficiency Technology

Our Sponsor employs standard commercial lending market technology in order to originate, process, evaluate, fund, manage and service loans. The technologies are reviewed and enhanced from time to time to maintain best in class analysis, process and management of loan assets. These technologies substantially reduce the time and manual demands of our underwriting process and allow more attention to be devoted to risk analysis.

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Portfolio Management

Oversight

To properly manage risk and deploy capital, our Sponsor has created a multi-pronged approach to systematically reduce risk for our investors. One of these prongs is the proprietary ROCX Platform, which provides real-time loan opportunity tracking as well as robust asset management capabilities for loans made. With the help of this platform, we are able to scale to a higher volume of transactions without sacrificing the ability and human expertise necessary to ensure deal quality. Below is an illustration of the process that each borrower must go through in order to be approved for a loan from us.

Decision Tree

Our Sponsor performs a thorough analysis of potential loan opportunities through proprietary, institutional quality sizing and underwriting models utilizing industry standard benchmarks and data to determine the viability of these opportunities and their ability to generate appropriate returns for the Company and the ability to be repaid on the successful completion of the borrower’s business plan.

Exceptions Documentation

For a loan application to move through the application, underwriting and closing process, we require full documentation and adherence to underwriting standards outlined in our extensive and proprietary underwriting guidelines set on an asset class level. Exceptions to policy and/or guidelines are disclosed by underwriting and approved by the Credit Risk Committee of our Sponsor.

Aggregate Exception Tracking and Reporting

We will be tracking the aggregate level of exceptions which helps detect shifts in the risk characteristics of loan portfolios. When viewed on a case-by-case basis, underwriting exceptions may not appear to increase risk significantly, as exceptions are mitigated during and approval and before closing; however, when aggregated, even well mitigated exceptions can increase portfolio risk significantly. Aggregate exceptions will be analyzed regularly and reported to the Credit Risk Committee of our Sponsor quarterly. These analyses and reports will allow the Sponsor’s Credit Risk Committee and Investment Committee to evaluate underwriting practices and assess the level of compliance.

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Underwriting

We will employ a “bottom-up” approach to focus on the fundamentals of both the borrower and the underlying real estate in order to assess the quality of the overall loan opportunity. This approach allows us to seek investments with targeted and appropriate risk / return parameters. Through the use of an institutional quality credit approach and modeling, underwriting is able to concentrate on the higher risk areas of a transaction and propose the appropriate risk mitigation strategies.

Credit Risk Committee

The Credit Risk Committee of our Sponsor is comprised of senior management with extensive commercial real estate lending experience and is tasked with reviewing, analyzing, structuring and approving loan opportunities such that the strengths and risks are identified and the risks mitigated. A credit memorandum is created by the underwriter detailing the loan request, its metrics, the strengths, weakness and mitigants of the loan as well as the underwriter’s recommendations for conditions and approval. The underwriter presents the credit memorandum to the Credit Risk Committee for a full discussion of the loan opportunity and its acceptability for approval. Loan approval by the Credit Risk Committee requires majority approval.

Concentration Risk

Managing the loan portfolio includes reviewing any concentrations of risk. By segmenting the portfolio into groups with similar characteristics, management can evaluate them while considering the risk tolerances and develop strategies for diversifying the portfolio. Our Sponsor and its management team monitors these risk concentrations in the form of the geographic area, asset class, loan type and loan-to-value ranges. The Investment Committee of our Sponsor monitors these risks by reviewing the segments weekly and when approving newly originated loans.

Collections and Workout

An important part of risk mitigation and loss prevention is having a systemized monitoring process for the continual evaluation and analysis of asset performance and stability. Our Manager takes a proactive approach in this area by requiring the submission and review of financial reports of each asset from a borrower on a quarterly basis. This allows for early intervention and develops a cooperative effort with borrowers to help avert and address potential financial difficulties. Nonetheless, there may be occasions where an asset is not performing as expected.

Short-term delinquencies (less than 30 days) on an asset are managed directly by the servicing department with back up monitoring by Asset Management. Should an asset become 60 days delinquent, it is then placed into watch or workout status dependent upon Asset Management’s determination of the severity of the default. Asset Management then reviews more thoroughly for implementation of loss prevention measures, which may include utilization of borrower reserves to maintain asset performance, attachment of financial accounts and income, and if necessary, management oversight or operational intervention of the underlying collateral.

Any asset in default status is reviewed with management for instituting a workout plan with the borrower in an effort to quickly analyze options, mitigate loss, and avoid foreclosure action. Should workout provisions fail, then with management’s legal team, the full protections afforded to us pursuant to the loan documents will be enforced, up to and including the foreclosure and sale of the underlying collateral and other assets as necessary. Our standard loan documentation contains provisions which make the borrower’s filing for bankruptcy protection prior to us exercising our rights under the terms of default an independent event of default.

Red Oak Capital Properties, LLC, or “ROCP”, is a subsidiary of our Sponsor which was formed for the principal purpose of acquiring rectifiable properties and distressed loans from the Funds, which is defined below, as well as other third-party sellers. While we reserve the right to sell distressed loans or subject collateral real estate to third parties, we may sell distressed loans to ROCP for a purchase price we anticipate to be equal to outstanding principal, unpaid charges and accrued interest on the distressed loan.

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Strategic Use of Leverage

If strategically appropriate, we may use third party debt financing, including but not limited to secured and unsecured debt facilities and lines of credit, to expand the volume of loans we can provide. By carefully securing debt financing at pricing which is lower than the pricing for which we provide loans to our borrowers or the pricing on loans we purchase, the potential exists to significantly enhance deal volume and, in tun, revenue, which could allow us to meet and exceed our investment objectives. We anticipate that any such debt would not exceed 70% of the aggregate value of our investments and cash and equivalents as of the date of a regular reporting period. The value of such investments shall be determined by Generally Accepted Accounting Principles (GAAP) prevailing in the United States and applicable to the Company for the fiscal year ended December 31, 2024 whereby debt notes will be valued at amortized cost less impairment and any owned properties at the lower of cost or net realizable value.

Investment Allocation Policy

In addition to the Company, the Sponsor sponsors and manages, Red Oak Capital Fund II, LLC, Red Oak Capital Fund III, LLC, and Red Oak Capital Fund IV, LLC, Red Oak Capital Fund V, LLC and Red Oak Capital Income Opportunity Fund, LLC, which are collectively referred to herein as the “Existing Funds”, and is considering sponsoring several additional investment vehicles, which are collectively referred to with the Existing Funds and the Company as the “Funds.” Each of the Funds has the same or a similar business model as the other Funds.

The Sponsor has established an Investment Committee that has established criteria to appropriately decision the allocation of investments amongst the Sponsor’s Funds, which have similar business models to the Company. These criteria are reviewed periodically by the Investment Committee to insure their efficacy.

In the event a loan opportunity becomes available which is suitable for multiple Funds, assuming those Funds have sufficient money available for investment, the Fund which has had the greatest number of days outstanding of net deployable capital shall generally first be assigned the loan opportunity.

In determining whether or not the loan would be suitable for more than one Fund, the Investment Committee will examine a variety of factors including, but not limited to:

•	cash requirements of each Fund

•	the effect of the loan on diversification of each Fund (size of loan to overall portfolio, asset types, geographic area and diversification of the tenants associated with collateral properties),

•	the anticipated cash flow of each Fund

•	the amount of funds available to each Fund

•	length of time such funds have been available for investment

The Sponsor shall require the Investment Committee to document each investment allocation decision simultaneous with the approval of each investment opportunity, before deployment of capital, including the rationale for allocations, in a manner that evidences that certain offerings did not receive preferential treatment regarding limited capacity investment opportunities.

Generally, the Funds sponsored by the Sponsor will not be allocated participations in, or co-invest in, loans, subject to one or more participation funds, whose business model will be to solely acquire minority participation interests in commercial real estate loans made by other funds sponsored by the Sponsor (“Participation Funds”). When a lending opportunity is offered to a fund which is not a Participation Fund, it will generally be offered the opportunity to provide the entirety of the loan, subject to participation from a Participation Fund, at the discretion of the Investment Committee. In extremely limited circumstances, multiple funds sponsored by the Sponsor, which are not Participation Funds, may be offered an opportunity to participate in a loan, but only after consultation with legal counsel in consideration of applicable issues of corporate and securities law, among others.

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Each Participation Fund shall establish its own investment committee (a “Participation Fund IC”) separate and apart from the Sponsor’s Investment Committee. A Participation Fund IC shall include at least 5 individuals including at least 3 who are not members of the Investment Committee.

Following the allocation of a loan opportunity to a Fund in accordance with the procedures above, the Investment Committee shall determine whether to seek a participation from a Participation Fund for such opportunity. It is anticipated that only one Participation Fund will be permitted to participate in any given loan opportunity. Following determination by the Investment Committee to seek participation, the Investment Committee shall present such participation opportunity to the applicable Participation Fund’s Participation Fund IC. The Participation Fund IC shall, in its sole discretion, determine whether and the extent to which the Participation Fund shall participate in the presented opportunity. The Participation Fund IC shall review and document its decision regarding each potential participation in a manner reflecting independent underwriting and analysis of the opportunity from that of the Investment Committee.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Bonds, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Code, current, temporary, and proposed U.S. Treasury regulations issued under the Code, or collectively the Treasury Regulations, the legislative history of the Code, IRS rulings, pronouncements, interpretations and practices, and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a Bondholder. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such Bondholder’s particular circumstances or to Bondholders subject to special rules, including, without limitation:

•	a broker-dealer or a dealer in securities or currencies;

•	an S corporation;

•	a bank, thrift, or other financial institution;

•	a regulated investment company or a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person subject to the alternative minimum tax provisions of the Code;

•	a person holding the Bonds as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction;

•	a partnership or other pass-through entity;

•	a person deemed to sell the Bonds under the constructive sale provisions of the Code;

•	a U.S. person whose “functional currency” is not the U.S. dollar; or

•	a U.S. expatriate or former long-term resident.

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In addition, this discussion is limited to persons that purchase the Bonds in this offering for cash and that hold the Bonds as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the effect of any applicable state, local, non-U.S., or other tax laws, including gift and estate tax laws.

As used herein, “U.S. Holder” means a beneficial owner of the Bonds that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons that have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Bonds, the tax treatment of an owner of the entity generally will depend upon the status of the particular owner and the activities of the entity. If you are an owner of an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of the Bonds.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership, or disposition of the Bonds or that any such position would not be sustained.

THIS SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, POTENTIAL CHANGES IN APPLICABLE TAX LAWS AND THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

U.S. Holders

Interest

Holders or a U.S. Holder generally will be required to recognize and include in gross income any stated interest as ordinary income at the time it is paid or accrued on the Bonds in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of the Bonds

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption (including a partial redemption), retirement or other taxable disposition of a Bond equal to the difference between the sum of the cash and the fair market value of any property received in exchange therefore (less a portion allocable to any accrued and unpaid stated interest, which generally will be taxable as ordinary income if not previously included in such holder’s income) and the U.S. Holder’s adjusted tax basis in the Bond. A U.S. Holder’s adjusted tax basis in a Bond (or a portion thereof) generally will be the U.S. Holder’s cost therefore decreased by any payment on the Bond other than a payment of qualified stated interest. This gain or loss will generally constitute capital gain or loss. In the case of a non-corporate U.S. Holder, including an individual, if the Bond has been held for more than one year, such capital gain may be subject to reduced federal income tax rates. The deductibility of capital losses is subject to certain limitations.

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Medicare Tax

Certain individuals, trusts and estates are subject to a Medicare tax of 3.8% on the lesser of (i) “net investment income”, or (ii) the excess of modified adjusted gross income over a threshold amount. Net investment income generally includes interest income and net gains from the disposition of Bonds unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the Medicare tax on their ownership and disposition of Bonds in light of their individual circumstances.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives interest and principal payments on the Bonds or proceeds upon the sale or other disposition of such Bonds (including a redemption or retirement of the Bonds). Certain holders (including, among others, corporations, and certain tax-exempt organizations) generally are not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	such holder fails to furnish its taxpayer identification number, or TIN, which, for an individual is ordinarily his or her social security number;

•	the IRS notifies the payor that such holder furnished an incorrect TIN;

•	in the case of interest payments such holder is notified by the IRS of a failure to properly report payments of interest or dividends;

•

in the case of interest payments, such holder fails to certify, under penalties of perjury, that such holder has furnished a correct TIN and that the IRS has not notified such holder that it is subject to backup withholding; or

•	such holder does not otherwise establish an exemption from backup withholding.

A U.S. Holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

Non-U.S. Holders are encouraged to consult their tax advisors.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under ERISA and the prohibited transaction provisions of the Code that may be relevant to a prospective investor, including plans and arrangements subject to the fiduciary rules of ERISA and plans or entities that hold assets of such plans (“ERISA Plans”); plans and accounts that are not subject to ERISA but are subject to the prohibited transaction rules of Section 4975 of the Code, including IRAs, Keogh plans, and medical savings accounts (together with ERISA Plans, “Benefit Plans” or “Benefit Plan Investors”); and governmental plans, church plans, and foreign plans that are exempt from ERISA and the prohibited transaction provisions of the Code but that may be subject to state law or other requirements, which we refer to as Other Plans. This discussion does not address all the aspects of ERISA, the Code or other laws that may be applicable to a Benefit Plan or Other Plan, in light of their particular circumstances.

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In considering whether to invest a portion of the assets of a Benefit Plan or Other Plan, fiduciaries should consider, among other things, whether the investment:

•	will be consistent with applicable fiduciary obligations;

•	will be in accordance with the documents and instruments covering the investments by such plan, including its investment policy;

•	in the case of an ERISA plan, will satisfy the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other provisions of the Code and ERISA;

•	will impair the liquidity of the Benefit Plan or Other Plan;

•	will result in unrelated business taxable income to the plan; and

•	will provide sufficient liquidity, as there may be only a limited or no market to sell or otherwise dispose of our Bonds.

ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of the Benefit Plan and persons who have specified relationships to the Benefit Plan, who are “parties in interest” within the meaning of ERISA and, “disqualified persons” within the meaning of the Code. Thus, a designated plan fiduciary of a Benefit Plan considering an investment in our shares should also consider whether the acquisition or the continued holding of our shares might constitute or give rise to a prohibited transaction. Fiduciaries of Other Plans should satisfy themselves that the investment is in accord with applicable law.

Section 3(42) of ERISA and regulations issued by the Department of Labor, or DOL, provide guidance on the definition of plan assets under ERISA. These regulations also apply under the Code for purposes of the prohibited transaction rules. Under the regulations, if a plan acquires an equity interest in an entity which is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the plan’s assets would include both the equity interest and an undivided interest in each of the entity’s underlying assets unless an exception from the plan asset regulations applies

We do not believe the DOL’s plan assets guidelines apply to our Bonds or our company because our Bonds are debt securities and not equity interests in us.

If the underlying assets of our company were treated by the Department of Labor as “plan assets,” the management of our company would be treated as fiduciaries with respect to Benefit Plan Bondholders and the prohibited transaction restrictions of ERISA and the Code could apply to transactions involving our assets and transactions with “parties in interest” (as defined in ERISA) or “disqualified persons” (as defined in Section 4975 of the Code) with respect to Benefit Plan Bondholders. If the underlying assets of our company were treated as “plan assets,” an investment in our company also might constitute an improper delegation of fiduciary responsibility to our company under ERISA and expose the ERISA Plan fiduciary to co-fiduciary liability under ERISA and might result in an impermissible commingling of plan assets with other property.

If a prohibited transaction were to occur, an excise tax equal to 15% of the amount involved would be imposed under the Code, with an additional 100% excise tax if the prohibited transaction is not “corrected.” Such taxes will be imposed on any disqualified person who participates in the prohibited transaction. In addition, our Manager, and possibly other fiduciaries of Benefit Plan Bondholders subject to ERISA who permitted such prohibited transaction to occur or who otherwise breached their fiduciary responsibilities, could be required to restore to the plan any losses suffered by the ERISA Plan or any profits realized by these fiduciaries as a result of the transaction or beach. With respect to an IRA or similar account that invests in our company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status. In that event, the IRA or other account owner generally would be taxed on the fair market value of all the assets in the account as of the first day of the owner’s taxable year in which the prohibited transaction occurred.

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ACCEPTANCE OF ORDERS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR MANAGERS OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

DESCRIPTION OF BONDS

This description sets forth certain terms of the Bonds that we are offering pursuant to this offering circular. We refer you to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this offering circular for which no definition is provided.

Because this section is a summary, it does not describe every aspect of the Bonds or the indenture. We urge you to read the indenture because that document and not this summary defines your rights as a Bondholders. Please review a copy of the indenture. The indenture is filed as an exhibit to the offering statement, of which this offering circular is a part, at www.sec.gov. You may also obtain a copy of the indenture from us without charge. See “Where You Can Find More Information” for more information. You may also review the indenture at the trustee’s corporate trust office at 928 Grand Blvd, 12th Floor, Kansas City, Missouri 64106.

Ranking

The Bonds will be unsecured obligations and will rank junior to our senior secured indebtedness from time to time outstanding, junior in right of payment to our future indebtedness, if any, from time to time outstanding to which the Bonds are expressly subordinated at the discretion of the Manager and structurally subordinate to all debt of our subsidiaries.

Interest

The Series A Bonds will bear interest at a rate equal to 8.00%, payable to the record holders of the Bonds quarterly in arrears on January 25th, April 25th, July 25thand October 25th of each year, beginning on the first such date that corresponds to the first full quarter after the initial closing in the offering. Effective October 1, 2025, the interest rate on all outstanding and future Series A Bonds will increase to 9.00% per annum.

Interest will accrue and be paid on the basis of a 360-day year consisting of twelve 30-day months. Interest on each Bond will accrue and be cumulative from the end of the most recent interest period for which interest has been paid on such Bond, or if no interest has paid, from the date of issuance.

Manner of Offering

The offering is being made on a best-efforts basis through our managing broker-dealer and selling group members. Neither our managing broker-dealer, nor any selling group member, will be required to purchase any of the Bonds.

Maturity

The Bonds will mature on December 31, 2029.

THE REQUIRED INTEREST PAYMENTS AND PRINCIPAL PAYMENT ARE NOT A GUARANTY OF ANY RETURN TO YOU NOR ARE THEY A GUARANTY OF THE RETURN OF YOUR INVESTED CAPITAL. While our company is required to make interest payments and principal payment as described in the indenture and above, we do not intend to establish a sinking fund to fund such payments. Therefore, our ability to honor these obligations will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund those payments. If we cannot generate sufficient cash flow or procure additional financing to honor these obligations, we may be forced to sell some or all of our company’s assets to fund the payments, or we may not be able to fund the payments in their entirety or at all. If we cannot fund the above payments, Bondholders will have claims against us with respect to such violation.

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Bond Service Reserve

Our company will be required to keep 3.75% of gross offering proceeds in a reserve account with the trustee for a period of one (1) year following the first closing date, which reserve may be used to pay our company’s Bond Service Obligations, as defined herein, during such time, and the remainder of which, if any, will be released to our company on the first anniversary of the first closing date if our company is otherwise in compliance with all terms of the Bonds.

Redemption

The Bonds will be redeemable at the election of the Bondholder beginning January 1, 2027. In order to be redeemed, the Bondholder must provide written notice to us at our principal place of business. We will have 120 days from the date such notice is provided to redeem the Bondholder’s Bonds at a price per Bond equal to: (i) $800 plus any accrued but unpaid interest on the Bond. Our obligation to redeem Bonds in any given year pursuant to this Redemption is limited to 15% of the outstanding principal balance of the Bonds, in the aggregate, on January 1st of the applicable year. In addition, we have the right to reserve up to one-third of this 15% limit for Bonds redeemed as a result of a Bondholder’s right upon death, disability or bankruptcy which may reduce the number of Bonds to be redeemed pursuant to the Bondholder Redemption. Bond redemptions pursuant to the Bondholder Redemption will occur in the order that notices are received.

Redemption Upon Death, Disability or Bankruptcy

Within 60 days of the death, total permanent disability or bankruptcy of a Bondholder who is a natural person (or the beneficiary of an irrevocable trust that holds Bonds who is a natural person), the estate of such Bondholder, such Bondholder, or legal representative of such Bondholder may request that we repurchase, in whole, but not in part, the Bonds held by such Bondholder by delivering to us a written notice requesting such Bonds be redeemed. Any such request shall specify the particular event giving rise to the right of the holder or beneficial holder to have his or her Bonds redeemed. If a Bond held jointly by natural persons who are legally married, then such request may be made by (i) the surviving Bondholder upon the death of the spouse, or (ii) the disabled or bankrupt Bondholder (or a legal representative) upon total permanent disability or bankruptcy of the spouse. In the event a Bond is held together by two or more natural persons that are not legally married, neither of these persons shall have the right to request that the Company repurchase such Bond unless each Bondholder has been affected by such an event.

Upon receipt of redemption request in the event of death, total permanent disability or bankruptcy of a Bondholder, we will designate a date for the redemption of such Bonds, which date shall not be later than after 120 days we receive facts or certifications establishing to the reasonable satisfaction of the Company supporting the right to be redeemed. On the designated date, we will redeem such Bonds at a price per Bond of (i) $920 if requested prior to the third anniversary of the first issuance of Bonds to the holder, or (ii) $1,000 thereafter, plus any accrued and unpaid interest, to but not including the date on which the Bonds are redeemed.

Optional Redemption

The Bonds may be redeemed, in whole or part, at our option at any time prior to maturity. We may extend maturity on the Bonds for six months in order to facilitate redemption of the Bonds in our sole discretion. Any redemption will be at a price that is equal to all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed, plus 1.01 times the then outstanding principal amount of the Bonds. In the event of a Change of Control Repurchase Event occurs during the pendency of an optional redemption by the Company, the terms of the Change of Control Repurchase covenant will apply.

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Merger, Consolidation or Sale

We may consolidate or merge with or into any other corporation, and we may sell, lease, or convey all or substantially all of our assets to any corporation, provided that the successor entity, if other than us:

•	is organized and existing under the laws of the United States of America or any United States, or U.S., state, or the District of Columbia; and

•	assumes all of our obligations to perform and observe all of our obligations under the Bonds and the indenture; and

•	provided further that no event of default under the indenture shall have occurred and be continuing.

Except as described below under “- Certain Covenants – Offer to Repurchase Upon a Change of Control Repurchase Event,” the indenture does not provide for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of the assets, recapitalization or change in our stock ownership. In addition, the indenture does not contain any provision which would protect the Bondholders against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations, or similar restructurings.

Certain Covenants

Offer to Repurchase Upon a Change of Control Repurchase Event

“Change of Control Repurchase Event” means (A) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the membership units entitling that person to exercise more than 50% of the total voting power of all the membership units entitled to vote in meetings of our company (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (B) following the closing of any transaction referred to in subsection (A), neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange, or the NYSE, the NYSE Amex Equities, or the NYSE Amex, or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or the Nasdaq Stock Market.

If a Change of Control Repurchase Event occurs, unless we have exercised our option to redeem the Bonds as described under “Description of Bonds - Optional Redemption,” we must offer to repurchase the Bonds at a price that is equal to all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed, plus (i) 1.02 times the then outstanding principal amount of the Bonds if such Bonds are at least four years from maturity; (ii) 1.015 times the then outstanding principal amount of the Bonds if such Bonds are at least three years, but no more than four years, from maturity; (iii) 1.01 times the then outstanding principal amount of the Bonds if such Bonds are at least two years, but no more than three years, from maturity; and (iv) the then outstanding principal amount of the Bonds if no more than two years from maturity.

Reports

We will furnish the following reports to each Bondholder:

Reporting Requirements under Tier II of Regulation A. After launching this Tier II, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

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Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31st, our Manager will cause to be mailed or made available, by any reasonable means, to each Bondholder as of a date selected by our Manager, an annual report containing financial statements of our company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, Company equity and cash flows, with such statements having been audited by an accountant selected by our Manager. Our Manager shall be deemed to have made a report available to each Bondholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and such report is publicly available on such system or (ii) made such report available on any website maintained by our company and available for viewing by the Bondholders.

Payment of Taxes and Other Claims

We will pay or discharge or cause to be paid or discharged, before the same shall become delinquent: (i) all taxes, assessments and governmental charges levied or imposed upon us or upon our income, profits or assets; and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property; provided, however, that we will not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which we have set apart and maintain an adequate reserve.

Prior to this offering, there has been no public market for the Bonds. We may apply for quotation of the Bonds on an alternative trading system or over the counter market beginning after the final closing of this offering. However, even if the Bonds are listed or quoted, no assurance can be given as to (1) the likelihood that an active market for the Bonds will develop, (2) the liquidity of any such market, (3) the ability of Bondholders to sell the Bonds or (4) the prices that Bondholders may obtain for any of the Bonds. No prediction can be made as to the effect, if any, that future sales of the Bonds, or the availability of the Bonds for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of the Bonds, or the perception that such sales could occur, may adversely affect prevailing market prices of the Bonds. See “Risk Factors — Risks Related to the Bonds and the Offering.”

Event of Default

The following are events of default under the indenture with respect to the Bonds:

•	default in the payment of any interest on the Bonds when due and payable, which continues for 60 days, a cure period;

•	default in the payment of any principal of or premium on the Bonds when due, which continues for 60 days, a cure period;

•

default in the performance of any other obligation or covenant contained in the indenture or in this offering circular for the benefit of the Bonds, which continues for 120 days after written notice, a cure period;

•	specified events in bankruptcy, insolvency, or reorganization of us; and

•

any final and non-appealable judgment or order for the payment of money in excess of $25,000,000 singly, or in the aggregate for all such final judgments or orders against all such Persons is rendered against us and shall not be paid or discharged.

Book-entry and other indirect Bondholders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or rescind an acceleration of maturity.

Annually, within 120 days following December 31st while the Bonds are outstanding, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture, or else specifying any event of default and the nature and status thereof. We will also deliver to the trustee a written notification of any uncured event of default within 30 days after we become aware of such uncured event of default.

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Remedies if an Event of Default Occurs

Subject to any respective cure period, if an event of default occurs and is continuing, the trustee or the Bondholders of not less than a majority in aggregate principal amount of the Bonds may declare the principal thereof, premium, if any, and all unpaid interest thereon to be due and payable immediately. In such event, the trustee will have the right force us to sell any real property held by us or any subsidiary of ours that we have the unilateral right to cause it to sell its assets. We will be required to contribute the proceeds of any such sale to the repayment of the Bonds. With respect to subsidiaries for which we do not have the unilateral right to sell their assets (for example, if we acquire a property in a joint venture), the trustee has the right to force us to sell our equity in such subsidiary in order to repay the Bonds.

At any time after the trustee or the Bondholders have accelerated the repayment of the principal, premium, if any, and all unpaid interest on the Bonds, but before the trustee has obtained a judgment or decree for payment of money due, the Bondholders of a majority in aggregate principal amount of outstanding Bonds may rescind and annul that acceleration and its consequences, provided that all payments and/or deliveries due, other than those due as a result of acceleration, have been made and all events of default have been remedied or waived.

The Bondholders of a majority in principal amount of the outstanding Bonds may waive any default with respect to that series, except a default:

•	in the payment of any amounts due and payable or deliverable under the Bonds; or

•	in an obligation contained in, or a provision of, the indenture which cannot be modified under the terms of the indenture without the consent of each Bondholder.

The Bondholders of a majority in principal amount of the outstanding Bonds may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Bonds, provided that (i) such direction is not in conflict with any rule of law or the indenture, (ii) the trustee may take any other action deemed proper by the trustee that is not inconsistent with such direction and (iii) the trustee need not take any action that might involve it in personal liability or be unduly prejudicial to the Bondholders not joining therein. Subject to the provisions of the indenture relating to the duties of the trustee, before proceeding to exercise any right or power under the indenture at the direction of the Bondholders, the trustee is entitled to receive from those Bondholders security or indemnity satisfactory to the trustee against the costs, expenses, and liabilities which it might incur in complying with any direction.

A Bondholder will have the right to institute a proceeding with respect to the indenture or for any remedy under the indenture, if:

•	that Bondholder previously gives to the trustee written notice of a continuing event of default in excess of any cure period;

•	the Bondholders of not less than a majority in principal amount of the outstanding bonds have made written request;

•	such Bondholder or Bondholders have offered to indemnify the trustee against the costs, expenses and liabilities incurred in connection with such request;

•

the trustee has not received from the Bondholders of a majority in principal amount of the outstanding Bonds a direction inconsistent with the request (it being understood and intended that no one or more of such Bondholders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the indenture to affect, disturb or prejudice the rights of any other of such Bondholders, or to obtain or to seek to obtain priority or preference over any other of such Bondholders or to enforce any rights under the indenture, except in the manner herein provided and for equal and ratable benefit of all Bondholders); and

•	the trustee fails to institute the proceeding within 60 days.

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However, the Bondholder has the right, which is absolute and unconditional, to receive payment of the principal of and interest on such Bond on the respective due dates (or any redemption date, subject to certain discounts) and to institute suit for the enforcement of any such payment and such rights shall not be impaired without the consent of such Bondholder.

LEGAL PROCEEDINGS

There are currently no legal proceedings involving our Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The table below sets forth, as of the issuance date of this offering circular, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is a beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units.

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership**	Percent of Class
LLC Interests	Red Oak Capital GP, LLC	N/A	100%
LLC Interests	Gary Bechtel	N/A	100% (1)
LLC Interests	Kevin Kennedy	N/A	100% (2)
LLC Interests	Raymond Davis	N/A	100% (3)
LLC Interests	All Executives and Managers	N/A	100%

_________________

* Unless otherwise noted above, the address of the persons and entities listed in the table is c/o 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209.

** Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities regardless of whether her or she has an economic or pecuniary interest in such securities. The Company’s operating agreement does not contemplate for Units or any other denomination representing interests in the Company.

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(1) Reflects LLC Interests held by our Sponsor, of which ROGP which is the sole member of the Company. Mr. Bechtel is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(2) Reflects LLC Interests held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Kennedy is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(3) Reflects LLC Interests held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Davis is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

BOARD OF MANAGERS AND EXECUTIVE OFFICERS

Our Sponsor’s sole manager is Red Oak Holdings Management, LLC (“ROHM”), and ROHM also holds all of the voting equity in our Sponsor.  The following table sets forth information on our board of managers and executive officers of ROHM. We are managed by our Manager, a wholly owned subsidiary of our Sponsor, which is controlled by ROHM. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Manager/Officer Since

Gary Bechtel	67	Chief Executive Officer*	August 2020
Paul Cleary	61	Chief Operations Officer	March 2022
Thomas McGovern	46	Chief Financial Officer	April 2022
Kevin P. Kennedy	59	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	58	President & Chief Strategy Officer*	November 2019
Robert R. Kaplan, Jr.	54	Chief Legal Officer and EVP	March 2023
Matthew Webster	59	Chief Lending Officer	March 2025

*Member of the board of managers of ROHM, which controls our Sponsor, which through our Manager controls our Company.

Executive Officers and Managers

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer and a member of the board of managers of ROHM. Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO). Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self-storage and manufactured housing. He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

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Paul Cleary is the Chief Operating Officer of ROHM. Paul brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender. He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. His role encompassed the development of lending operations to fuel growth, which included managing loan production growth. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending, a national small balance commercial real estate lender. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan as well as FINOVA Realty Capital. He earned a master’s degree in Business Administration from the University of California, Irvine, a juris doctor degree (JD) from the University of San Diego School of Law and a bachelors’ degree with a Political Finance concentration from the University of California, Santa Barbara.

Thomas McGovern is the Chief Financial Officer of ROHM. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Veronica’s Insurance, a personal lines property and casualty insurance broker. Prior to that he spent 20 years on Wall Street as an investment banker and equity research analyst, most recently covering non-depository lenders and financial institutions sponsors as an Executive Director at Nomura Securities International. He also advised depository and non-depository lenders as a Vice President at The Royal Bank of Canada Capital Markets, a Vice President at independent advisory firm Cypress Associates and a member of the Global Financial Institutions investment banking group at Morgan Stanley. Thomas had been a sell side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked Institutional Investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a BA in Economics from Hamilton College where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA), holds the Chartered Financial Analyst (CFA) designation, and the Series 79 securities license.

Kevin P. Kennedy is the Chief Sales and Distribution Officer and a member of the board of managers of ROHM. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 32 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburg, PA. He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

Raymond T. Davis is the President, Chief Strategy Officer and a member of the board of managers of ROHM. Ray is responsible for the company’s long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused is operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

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Robert R. Kaplan, Jr. serves as Chief Legal Officer and Executive Vice President for Corporate Development for our Sponsor. Throughout his nearly 30-year career, Robert has represented clients and worked in such diverse industries as financial services and products, real estate, technology, professional sports, manufacturing and retail/consumer products. He has completed more than $4 billion worth of securities transactions, including registered and exempt securities offerings, private equity and institutional investment, real estate funds and syndications and REITs, in addition to institutional financings of real estate acquisitions and M&As. Recognized in the Best Lawyers in America within his fields each year since 2013, Robert was also selected as the 2022 “Lawyer of the Year” by Best Lawyers® for leveraged buyouts and private equity law. From 2012 to 2016, the Governor of the Commonwealth of Virginia called on Robert to serve on the Virginia Board of Housing and Community Development. Rob received his J.D. from the Marshall-Wythe School of Law at the College of William & Mary and his A.B. from the College of William & Mary.

Matthew Webster is the Chief Credit Officer for our Sponsor where he leads the firm’s credit culture, lending operations, and risk management initiatives. Matt oversees all loan portfolios and directs the underwriting, loan operations, and asset management teams to ensure disciplined credit decision-making and strategic portfolio management. He plays a key role in structuring and pricing Red Oak’s investments on a risk-adjusted basis while working closely with origination personnel to maintain a strong lending pipeline. With more than 30 years of experience in commercial real estate finance, alternative asset management, and capital markets, Matt has been involved in structuring and executing more than $250 billion in transactions across senior and mezzanine finance, equity investment, non-performing loan management, and property development. Throughout his career, he has worked with sovereign wealth funds, REITs, institutional asset managers, and private capital sources. Matt holds a Chartered Financial Analyst (CFA) certificate and earned dual bachelor’s degrees in Business Management and Economics from North Carolina State University.

Conflicts of Interest and Interests of Management and Others in Certain Transactions

We rely on our Sponsor, as the sole owner of our Manager, its executive officers, employees and affiliates for the day-to-day operation of our business, including identifying suitable investment opportunities. Our Sponsor has sponsored similar programs and may in the future, or concurrently, sponsor similar programs that have investment objectives similar to ours. Therefore, our Sponsor, its executive officers and its affiliates could be subject to conflicts of interest between our company and other programs. Many investment opportunities would be suitable for us as well as other programs. Although we are subject to the Sponsor’s allocation policy which specifically addresses some of the conflicts relating to our investment opportunities described above, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that results in the allocation of a particular investment opportunity to us or is otherwise favorable to us. See “Investment Policies of Our Company – Investment Allocation Policy” for more information.

Further, our Sponsor and its affiliates, including its officers, have interests in other programs and engage in other business activities. As a result, they will have conflicts of interest in allocating their time between us and other programs and activities in which they are involved. The Company may also purchase or sell portions of its loans to affiliated entities. Typically such transactions would be with a Participation Fund, each of which has or will have independent investment committee. See “Investment Policies of Our Company - Investment Allocation Policy.”

Our Manager performs various services for us and is paid for these services. Although customary in the industry, the fees to be paid to our Manager were not determined in an arm’s-length negotiation and will be paid regardless of our success and the performance of the Bonds.

An affiliate of our Sponsor will have the ability to acquire property from our company following a foreclosure of any of our loans. In the case of a purchase by an affiliate of our Sponsor following a foreclosure, the affiliate would purchase the property at a price equal to the amounts due under the foreclosed loan. The Sponsor cannot guarantee this price is the highest price it could receive for the sale of the foreclosed property.

Part of our business strategy could include the purchase or participation in existing and performing first mortgage loans, which could include loans held by entities or programs sponsored and managed by our Sponsor. In such an instance, we would anticipate that we would purchase the loan or the participation for the face amount of the principal then outstanding on the loan. The Sponsor cannot guarantee that this is the lowest price for which the loan could be purchased. As a result, we may acquire these loans for a premium to fair market value.

Prior Performance Summary

The Sponsor has sponsored seven prior public programs (each a “Project” and collectively, “Projects”): Red Oak Capital Fund II, LLC (or ROCF II), Red Oak Capital Fund III, LLC (or ROCF III), Red Oak Capital Fund IV, LLC (or ROCF IV), Red Oak Capital Fund V, LLC (or ROCF V), Red Oak Capital Fund VI, LLC (or ROCF VI), Red Oak Capital Fund VII, LLC (or ROCF VII), Red Oak Capital and Red Oak Capital Intermediate Income Fund LLC (ROCIIF).

On September 29, 2023, as part of the plan to streamline and make more efficient the financial and administrative operations of certain companies associated with our Manager, our Manager the Red Oak Capital Fund Series, LLC, a Delaware series limited liability company (“ROCFS”), ROCF II, ROCF IV, ROCF V, Red Oak Income Opportunity Fund, LLC (collectively, the “Merging Funds”) entered into an agreement and plan of merger dated as of September 29, 2023 (the “Merger Agreement”).Pursuant to the Merger Agreement, each of the Merging Funds separately merged with and into the ROCFS at which time each of the funds became a separate series of the ROCFS, succeeding to and continuing to operate the existing business of the respective fund.

Investors should not consider the information below relating to the financial performance of ROCF II, ROCF III, ROCF IV, ROCF V, ROCF VI, ROCF VII, and ROCIIF to be a complete representation of the historical financial performance of these entities. There are factors other than those included herein that investors should consider when reviewing the prior performance of these entities such as loan loss reserves that are recorded in the financial statements of ROCF II and ROCF III. The Sponsor strongly encourages any investor to review the public filings made by each of these entities in conjunction with reviewing the information below. These public filings may be found at the SEC’s website as http://www.sec.gov.

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ROCF II commenced offering up to $50 million of bonds pursuant to an offering statement qualified with the SEC on September 4, 2018. The final closing in ROCF II’s offering occurred on August 1, 2019, with all $50 million of bonds being sold. ROCF II sold bonds in three series, one maturing on August 1, 2021 (“ROCF II Series A”), the second maturing on February 1, 2025 (“ROCF II Series B”), and the third maturing on December 2, 2028 (“ROCF II Series C”). In addition, each ROCF II Series A Bond will renew automatically for another two-year term, each ROCF II Series B Bond will renew automatically for another five-year term, and each ROCF II Series C Bond will renew automatically for another five-year term, at their respective maturities indefinitely, unless otherwise elected by the bondholder or ROCF II. As such, ROCF II has an indefinite life with no global liquidity event expected. Each successive maturity date should be viewed as a periodic liquidity event.

As of December 31, 2024, ROCF II issued approximately $3.1 million and $46.9 million of ROCF II Series A and ROCF II Series B, respectively. On June 15, 2021, all of the outstanding ROCF II Series A Bonds were redeemed. On December 3, 2024, approximately $36.8 million of ROCF II Series B Bonds were exchanged for a like amount of ROCF II Series C Bonds. ROCF II has incurred approximately $6.0 million of debt issuance costs from the offering, of which $62,860 and $3,162,848 were incurred as commissions for ROCF II Series A and ROCF II Series B issuances, respectively.

ROCF II is managed by the Manager, an affiliate of our Sponsor, and pays an annual management fee to the Manager which is based on an annual rate of 2.00% of the gross principal outstanding of ROCF II A Bondholders and 1.75% of gross principal outstanding of ROCF II Series B bondholders. Through December 31, 2024, $4,712,170 of management fees had been earned by the Manager.

ROCF II pays an acquisition fee to the Manager which is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. Through December 31, 2024, $410,666 of acquisition fees had been earned by the Manager.

ROCF II pays organization fees to the Manager which are calculated as 2.00% of the gross proceeds of the sale of both ROCF II Series A and ROCF II Series B bonds. Through December 31, 2024, $1,000,000 of organization fees had been earned by the Manager.

As of December 31, 2024, net proceeds to ROCF II after debt issuance costs, organization and offering costs, acquisition fees, and management fees were approximately $37.9 million.

ROCF II held approximately $29.5 million of mortgage loans receivable as of December 31, 2024, gross of $5,941,000 in participation loans with a related party lender. This consisted of seven mortgage loans with a weighted average interest rate of 12.0% and additional weighted average paid-in-kind (“PIK”) interest rate of 0.77%, and where the maturities ranged from September 30, 2020 to March 31, 2026, based on four loans with twelve-month terms and three loans with twenty four-month terms.

ROCF II has made all interest payments on its outstanding bonds timely to the paying agent in accordance with the terms of ROCF II’s indenture and outstanding bonds.

ROCF III commenced offering up to $50 million of bonds pursuant to an offering statement qualified with the SEC on September 18, 2019. The initial closing in ROCF III’s offering occurred on September 27, 2019. The final closing in ROCF III’s offering occurred on December 23, 2019, with all $50 million of bonds being sold. ROCF III sold bonds in two series, one maturing on December 31, 2022 (“ROCF III Series A”) and the second maturing on December 31, 2025 (“ROCF III Series B”). As with ROCF II, each ROCF III A Bond will renew automatically for another two-year term and each ROCF III Series B Bond will renew automatically for another five-year term, at their respective maturities indefinitely, unless otherwise elected by the bondholder or ROCF III. As such, ROCF III also has an indefinite life with no global liquidity event expected. Each successive maturity date should be viewed as a periodic liquidity event.

As of December 31, 2024, ROCF III issued approximately $4.4 million and $45.6 million of ROCF III Series A and ROCF III Series B bonds, respectively. On September 2, 2022, all of the outstanding Series A Bonds were redeemed. ROCF III had incurred approximately $4.5 million of debt issuance costs from the offering, of which $86,527 and $2,964,910 were incurred as commissions for ROCF III Series A and ROCF III Series B issuances, respectively.

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ROCF III is managed by the Manager, an affiliate of our Sponsor, and pays an annual management fee to the Manager which is based on an annual rate of 1.75% of gross principal outstanding of all bonds. Through December 31, 2024, $4,304,825 of management fees had been earned by the Manager.

ROCF III pays an acquisition fee to the Manager which is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. Through December 31, 2024, $272,506 of acquisition fees had been earned by the Manager.

ROCF III pays organization fees to the Manager which are calculated as 2.00% of the gross proceeds of the sale of all bonds. Through December 31, 2024, $1,000,000 of organization fees had been earned by the Manager.

As of December 31, 2024, net proceeds to ROCF III after debt issuance costs, organization and offering costs, acquisition fees, and management fees were approximately $39.9 million.

As of December 31, 2024, ROCF III owned four commercial real estate properties acquired through foreclosure with an aggregate gross cost basis of $16.7 million.

ROCF III has made all interest payments on its outstanding bonds timely to the paying agent in accordance with the terms of ROCF III’s indenture and outstanding bonds.

ROCF IV commenced offering up to $50 million of bonds pursuant to an offering statement qualified with the SEC on January 29, 2020. The initial closing in ROCF IV’s offering occurred on February 21, 2020. The final closing in ROCF IV’s offering occurred on August 20, 2020, with all $50 million of bonds being sold. ROCF IV sold bonds in four series, two maturing on June 30, 2023 (“ROCF IV Series A” and “ROCF IV Series Ra”) and the other two maturing on June 30, 2026 (“ROCF IV Series B” and “ROCF IV Series Rb”). As with ROCF II and ROCF III, each ROCF IV A and Ra Bond will renew automatically for another two-year term and each ROCF IV Series B and Rb Bond will renew automatically for another five-year term, at their respective maturities indefinitely, unless otherwise elected by the bondholder or ROCF IV. As such, ROCF IV also has an indefinite life with no global liquidity event expected. Each successive maturity date should be viewed as a periodic liquidity event.

As of December 31, 2024, ROCF IV issued approximately $2.23 million and $47.77 million of ROCF IV Series A and ROCF IV Series B, respectively. ROCF IV had incurred approximately $4.3 million of debt issuance costs from the offering, of which approximately $29,640 and $2,792,750 were incurred as commissions for ROCF IV Series A and ROCF IV Series B issuances, respectively.

ROCF IV is managed by the Manager, an affiliate of our Sponsor, and pays an annual management fee to the Manager which is based on an annual rate of 1.75% of gross principal outstanding of all bonds. Through December 31, 2024, $3,985,836 of management fees had been earned by the Manager.

ROCF IV pays a disposition fee to the Manager which is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. Through December 31, 2024, $695,539 of disposition fees had been earned by the Manager.

ROCF IV pays organization fees to the Manager which are calculated as 2.00% of the gross proceeds of the sale of all bonds. Through December 31, 2024, $1,000,000 of organization fees had been earned by the Manager.

As of December 31, 2024, net proceeds to ROCF IV after debt issuance costs, organization and offering costs, disposition fees, and management fees were approximately $40.1 million.

ROCF IV held $40.9 million of gross mortgage loans receivable as of December 31, 2024. This consisted of nine mortgage loans with a weighted average interest rate of 12.0% and additional weighted average paid-in-kind (“PIK”) interest rate of 0.45%, and where the maturities ranged from December 31, 2023 to July 31, 2026, based on twelve-month and twenty four-month terms, with some loans having two optional six-month extensions.

ROCF IV has made all interest payments on its outstanding bonds timely to the paying agent in accordance with the terms of ROCF II’s indenture and outstanding bonds.

56

ROCF V commenced offering up to $75 million of bonds pursuant to an offering statement qualified with the SEC on August 13, 2020 and requalified on September 13, 2021. The initial closing in ROCF V’s offering occurred on September 23, 2020. The final closing in ROCF V’s offering occurred on August 23, 2022. ROCF V sold bonds in four series, two maturing on December 31, 2026 (“ROCF V Series A” and ”ROCF V Series A R”) and the other two maturing on December 31, 2027 (“ROCF V Series B” and “ROCF V Series B R”). Each ROCF V Series A and A R and Series B and B R will renew automatically for a five-year term at their respective maturities, unless otherwise elected by the bondholder or ROCF V.

As of December 31, 2024, ROCF V has issued $37,682,000 and $2,685,000 of ROCF V Series A and A R, respectively, and $32,054,000 and $2,552,000 of Series B and B R, respectively. ROCF V had incurred approximately $6.37 million of debt issuance costs from the offering, of which approximately $2.25 million and $1.94 million were incurred as commissions for ROCF V Series A and Series B issuances, respectively. No selling commissions were incurred for Series A R or Series B R issuances.

ROCF V is managed by the Manager, an affiliate of our Sponsor, and pays an annual management fee to the Manager which is based on an annual rate of 1.75% of gross principal outstanding of all bonds. Through December 31, 2024, $4,315,417 of management fees had been earned by the Manager.

ROCF V pays a disposition fee to the Manager which is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. Through December 31, 2024, $442,069 of disposition fees had been earned by the Manager.

ROCF V pays organization fees to the Manager which are calculated as 2.00% of the gross proceeds of the sale of all bonds. Through December 31, 2024, $1,499,960 of organization fees had been earned by the Manager.

As of December 31, 2024, net proceeds to ROCF V after debt issuance costs, organization and offering costs, disposition fees, and management fees were approximately $62.3 million.

ROCF V held approximately $46.7 million of gross mortgage loans receivable as of December 31, 2024, gross of $4,067,000 in participation loans with related parties. This consisted of five mortgage loans with a weighted average interest rate of 9.59% and additional paid-in-kind interest rate weighted average of 1.32%, with maturities ranging from October 12, 2023 to March 31, 2026.

ROCF V has made all interest payments on its outstanding bonds timely to the paying agent in accordance with the terms of ROCF V’s indenture and outstanding bonds.

ROCIIF commenced offering up to $75 million of bonds pursuant to an offering statement qualified with the SEC on December 28, 2020 and requalified on January 11, 2022. The initial closing in ROCIIF’s offering occurred on May 24, 2021. ROCIIF is selling bonds in  series: Series A, Series B, Series C, Series D, Series E, and Series F. Each series of bonds will mature on the date which is the last day of the 30th month from the initial issuance date of bonds in such series. Each ROCIIF Series A, Series B, Series C, Series D, Series E, and Series F bonds will renew automatically at the same interest rate for a two-year term, unless otherwise elected by the bondholder or ROCIIF.

As of December 31, 2024, ROCIIF has sold $3,514,000 of Series A Bonds, $5,900,000 of Series B Bonds, $7,764,000 of Series C Bonds, $1,330,000 of Series D Bonds, $2,655,000 of Series E Bonds, and $5,250,000 of Series F Bonds. ROCIIF had incurred $158,723 of debt issuance costs from the offering, of which zero commissions were incurred.

ROCIIF is managed by the Manager, an affiliate of our Sponsor, and pays an annual asset management fee to the Manager which is based on an annual rate of 0.25% of gross principal outstanding of all bonds. Through December 31, 2024, $122,177 of management fees had been earned by the Manager.

ROCIIF pays organization fees to the Manager which are calculated as 0.50% of the gross proceeds of the sale of all bonds. Through December 31, 2024, $102,225 of organization fees had been earned by the Manager.

57

As of December 31, 2024, net proceeds to ROCIIF after debt issuance costs, organization and offering costs, and management fees were approximately $20.8 million.

ROCIIF held approximately $11.0 million of mortgage loans receivable as of December 31, 2024. This consisted of six minority loan participations where the weighted average interest rate was 7.6% and where the maturities ranged from March 1, 2024 through April 26, 2025, based on underlying loan agreements.

ROCIIF has made all interest payments on its outstanding bonds timely to the paying agent in accordance with the terms of ROCIIF’s indenture and outstanding bonds.

ROCF VI commenced offering up to $35 million of bonds pursuant to an offering statement qualified with the SEC on January 24, 2023 (the “Bond Offering”) and $40 million in Series A preferred interests (‘Series A Preferred Units”) pursuant to an offering statement qualified with the SEC on January 27, 2023 (the “Preferred Offering”). The initial closing in ROCF VI’s Bond Offering occurred on January 27, 2023 and the initial closing in ROFC VI’s Preferred Offering occurred on January 27, 2023. ROCF VI has bonds in two series, each maturing on December 31, 2028 (“ROCF VI Series A” and “ROCF VI Series Ra”).

As of December 31, 2024, ROCF VI had issued $28,677,000 and $530,000 of ROCF VI Series A and Ra, respectively, and $19,249,000 of Series A Preferred Units. ROCF VI had incurred approximately $2.38 million of debt issuance costs from the offering, of which approximately $1.43 million was incurred as commissions for ROCF VI Series A Bonds and $3,250 was incurred as commissions for ROCF VI Series Ra Bonds. ROCFVI had incurred approximately $1.31 million of syndication costs from the Series A Preferred offering, of which approximately $0.78 million was incurred as commissions for ROCF VI Series A Preferred Units.

ROCF VI is managed by the Manager, an affiliate of our Sponsor, and pays an annual management fee to the Manager which is based on an annual rate of 1.00% of (i) all capital contributions of the holders of Series A Units, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. Through December 31, 2024, $732,196 of management fees had been earned by the Manager.

ROCF VI pays a disposition fee to the Manager which is calculated as 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. Through December 31, 2024, $40,000 of disposition fees had been earned by the Manager.

ROCF VI pays organization fees to the Manager which are calculated as 2.00% of the gross proceeds of the sale of all Bonds and Series A Preferred Units. Through December 31, 2024, $969,120 of organization fees had been earned by the Manager.

As of December 31, 2024, net proceeds to ROCF VI after debt issuance costs, syndication costs, organization and offering costs and management fees were approximately $43.0 million.

ROCF VI held approximately $43.2 million of gross mortgage loans receivable as of December 31, 2024. This consisted of six mortgage loans where the weighted average interest rate was 10.26% and where maturities ranged from March 31, 2025 through September 30, 2026, based on twenty four-month terms.

ROCF VI has made all interest payments on its outstanding bonds timely to the paying agent in accordance with the terms of ROCF VI’s indenture and outstanding bonds.

ROCF VII commenced offering up to $75 million of bonds pursuant to an offering statement qualified with the SEC on July 26, 2024. The initial closing in ROCF VII’s offering occurred on October 23, 2024. ROCF VII has bonds in one series, which matures on December 31, 2029 (“ROCF VII Series A”).

As of December 31, 2024, ROCF VII has issued $160,000 of ROCF VII Series A. ROCF VII had incurred approximately $13,200 of debt issuance costs from the offering, none of which were incurred as commissions for ROCF VII Series A.

58

ROCF VII is managed by the Manager, an affiliate of our Sponsor, and pays an annual management fee to the Manager which is based on an annual rate of 1.00% of gross principal outstanding of all bonds. Through December 31, 2024, $78 of management fees had been earned by the Manager.

ROCF VII pays a disposition fee to the Manager which is calculated as 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. Through December 31, 2024, no disposition fees had been earned by the Manager.

ROCF VII pays organization fees to the Manager which are calculated as 2.00% of the gross proceeds of the sale of all bonds. Through December 31, 2024, $3,200 of organization fees had been earned by the Manager.

As of December 31, 2024, net proceeds to ROCF VII after debt issuance costs, organization and offering costs, disposition fees, and management fees were approximately $143,500.

ROCF VII has made all interest payments on its outstanding bonds timely to the paying agent in accordance with the terms of ROCF VII’s indenture and outstanding bonds.

Prior Performance Tables

The following prior performance tables provide information relating to ROCF II, ROCF III, ROCF IV, ROCF V, ROCF VI, ROCIIF and ROCIOF.

This information should be read together with the summary information included in the “Prior Performance Summary” section of this prospectus, which includes a description of the Prior Projects.

THE INCLUSION OF THE TABLES DOES NOT IMPLY THAT WE WILL MAKE INVESTMENTS COMPARABLE TO THOSE REFLECTED IN THE TABLES OR THAT INVESTORS IN OUR SHARES WILL EXPERIENCE RETURNS COMPARABLE TO THE RETURNS EXPERIENCED IN THE PROGRAM REFERRED TO IN THE TABLES. IF YOU PURCHASE OUR SHARES, YOU WILL NOT ACQUIRE ANY OWNERSHIP IN ANY OF THE PROGRAMS TO WHICH THE TABLES RELATE.

The following tables are included herein:

TABLE I Experience in Raising and Investing Funds

TABLE II Compensation to Manager

TABLE III Operating Results of Prior Programs

TABLE IV Results of Completed Programs

TABLE V Sales or Disposals of Loans

Because of the similarities between the Projects and our Company, investors who are considering purchasing Bonds from the Company might find it useful to review the following tables. However, prospective investors should bear in mind that PRIOR PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

THE FACT THAT OUR MANAGER OR ITS AFFILIATES HAVE BEEN SUCCESSFUL WITH THESE PROJECTS DOES NOT GUARANTEE THAT THE COMPANY WILL BE SUCCESSFUL.

59

Table I

Manager Experience (unaudited) – sets forth our Manager’s historical experience for offering closed in last three years.

	ROCF II	ROCF III	ROCF IV	ROCF V	ROCIIF	ROIOF	ROCF VI	ROCF VII	ROIOF II
Dollar Amount Offered	50,000,000	50,000,000	50,000,000	75,000,000	75,000,000	150,000,000	75,000,000	75,000,000	150,000,000
Dollar Amount Raised	50,000,000	50,000,000	50,000,000	75,000,000	21,163,000	69,842,000	48,456,000	1,614,000	3,843,000
Length of Offering (in months)	12	3	6	9	Ongoing	31	12	Ongoing	Ongoing
Months to invest 90% of amount available for investment	10	7	8	17	29	25	14	n/a	n/a

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Table II

[PRIOR PERFORMANCE TABLES TO BE ADDED HERE]

Managers Compensation (unaudited)- summarizes the compensation the Manager received from the projects closed during the most recent three years. 57

	ROCF II	ROCF III	ROCF IV	ROCF V	ROIOF	ROCIIF	ROCF VI	ROCF VII	ROIOF II
Date Offering Commenced	11/16/2018	9/1/2019	2/21/2020	9/23/2020	9/23/2020	12/1/2020	1/26/2023	10/23/2024	10/23/2024
Dollar Amount Raised	50,000,000	50,000,000	50,000,000	74,973,000	69,842,000	21,163,000	48,456,000	1,614,000	3,843,000
2024
Amount paid to sponsor from proceeds of Offering for the Year ended December 31, 2024:
Acquisition Fees (O&O Fee)	-	-	-	-	-	1,425	30,500	3,200	36,550
Dollar Amount Generated from Operations before Deducting Payments to Sponsor for the Year ended December 31, 2024	(2,021,840)	(5,082,843)	1,725,925	(3,874,298)	(3,568,602)	(272,563)	1,285,410	(5,923)	(50,328)
Fees paid to sponsor from operations for the year ended December 31, 2024:
Management Fees	789,198	777,897	814,201	1,278,699	1,184,098	44,048	483,550	78	2,914
Acquisition Fees	48,250	-	-	-	-	-	-	-	-
Disposition Fees	-	-	161,190	-	39,982	-	40,000	-	-
2023
Amount paid to sponsor from proceeds of Offering for the Year ended December 31, 2023:
Acquisition Fees (O&O Fee)	-	-	-	-	42,860	14,950	938,560	-	-
Dollar Amount Generated from Operations before Deducting Payments to Sponsor for the Year ended December 31, 2023	(1,967,685)	(5,025,111)	370,767	(2,813,737)	797,585	(382,298)	(1,544,783)	-	-
Fees paid to sponsor from operations for the year ended December 31, 2023:
Management Fees	797,278	784,088	836,763	1,288,424	1,175,780	46,573	248,646	-	-
Acquisition Fees	80,500	50,875
Disposition Fees	-	-	149,000	160,212	155,700	-	-	-	-
2022
Amount paid to sponsor from proceeds of Offering for Year ended December 31, 2022:
Acquisition Fees (O&O Fee)	-	-	-	466,840	486,420	60,100	-	-	-
Dollar Amount Generated from Operations before Deducting Payments to Sponsor for the Year ended December 31, 2022	(3,110,413)	(2,769,606)	(884,803)	(118,788)	(2,037,934)	(601,646)	-	-	-
Fees paid to sponsor from operations for the Year ended December 31, 2022:
Management Fees	811,926	855,024	864,413	1,158,728	954,490	27,458	-	-	-
Acquisition Fees	40,750	-	-	-	-	-	-	-	-
Disposition Fees	-	-	47,189	266,318	45,000	-	-	-	-
2021
Amount paid to sponsor from proceeds of Offering for Year ended December 31, 2021:
Acquisition Fees (O&O Fee)	-	-	-	748,620	648,840	25,750	-	-	-
Dollar Amount Generated from Operations before Deducting Payments to Sponsor for the Year ended December 31, 2021	(3,604,577)	(1,595,854)	(360,993)	(1,121,309)	(320,385)	(48,728)	-	-	-
Fees paid to sponsor from operations for the Year ended December 31, 2021:
Management Fees	849,100	874,781	875,000	561,686	362,221	4,097	-	-	-
Acquisition Fees	-	-	-	-	-	-	-	-	-
Disposition Fees	-	-	310,036	15,539	-	-	-	-	-

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Table  III

Operating Results for the year ended December 31, 2019, of projects closed within last 5 years (unaudited)

62

Table  III

Operating Results for the year ended December 31, 2020, of projects closed within last 5 years (unaudited)

[PRIOR PERFORMANCE TABLES TO BE ADDED HERE]

63

Table  III

Operating Results for the year ended December 31, 2021, of projects closed within last 5 years (unaudited)

[PRIOR PERFORMANCE TABLES TO BE ADDED HERE]

64

Table  III

Operating Results for the year ended December 31, 2022, of projects closed within last 5 years (unaudited)

[PRIOR PERFORMANCE TABLES TO BE ADDED HERE]

65

Table  III

Operating Results for the year ended December 31, 2023, of projects closed within last 5 years (unaudited)

[PRIOR PERFORMANCE TABLES TO BE ADDED HERE]

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Table III

Operating Results for the year ended December 31, 2024, of projects closed within last 5 years (unaudited)

	ROCF II	ROCF III	ROCF IV	ROCF V	ROIOF	ROCIIF	ROCF VI	ROCF VII	ROIOF II
Gross Revenues:
Revenue from operations	$3,552,114	$589,991	$4,271,303	$4,580,020	$5,195,919	$979,068	$4,685,208	$55	$12,615
Less: Operating expenses	$1,842,082	$3,379,462	$1,195,798	$2,165,254	$1,551,420	$979,634	$973,886	$31,753	$71,885
Less: Interest expense	$4,377,713	$4,459,991	$4,520,687	$6,594,845	$6,449,276	$1,104,301	$2,766,788	$117	$16,081
Less: Depreciation	$-	$250,216	$-	$-	$-	$-	$-	$-	$-
Net income- GAAP Basis	$(3,156,881)	$(7,724,398)	$(1,418,782)	$(12,125,218)	$(3,389,777)	$(1,104,867)	$944,534	$(31,815)	$(75,351)
Cash Flow:
Net cash flows from operating activities	$(2,859,288)	$(5,860,740)	$750,534	$(5,152,997)	$(4,792,682)	$(316,611)	$761,860	$(6,001)	$(53,242)
Net cash flows from investing activities	$(5,360,693)	$(4,419,915)	$(7,459,729)	$(961,661)	$(6,267,183)	$2,500,261	$(14,603,384)	$-	$(643,032)
Net cash flows from financing activities	$(1,692,920)	$4,090,914	$(270,000)	$(677,000)	$(225,000)	$(4,301,138)	$(309,627)	$246,800	$1,359,900
Net Cash generated (deficiency) after cash distributions	$(9,912,901)	$(6,189,741)	$(6,979,195)	$(6,791,658)	$(11,284,865)	$(2,117,488)	$(14,151,151)	$240,799	$663,626
Net Cash generated (deficiency) after cash distributions and special items	$(9,912,901)	$(6,189,741)	$(6,979,195)	$(6,791,658)	$(11,284,865)	$(2,117,488)	$(14,151,151)	$240,799	$663,626
Cash Distributions to Investors Source (on GAAP basis):
Investment Income	-	-	-	-	-	-	-	-	-
Return of capital	-	-	-	-	-	-	-	-	-
Source (on cash basis):	-	-	-	-	-	-	-	-	-
Sales	-	-	-	-	-	-	-	-	-
Refinancing	-	-	-	-	-	-	-	-	-
Operations	-	-	-	-	-	-	-	-	-
other	-	-	-	-	-	-	$1,887,771	-	-

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Table V

Sales or Disposals of Loans

ROCFII	2022	2023	2024	Total
Total mortgage loan principal originated and participations interests acquiried, net of participation interests sold	$8,150,000	$21,200,000	$7,550,000	$36,900,000
Number of mortgages originated during period	2	5	1	8
Principal receipts	$13,260,000	$19,981,421	$3,765,000	$37,006,421
Total number of loans paid off	3	5	1	9
Number of foreclosed loans liquidated	0	0	0	0
Amount outstanding at liquidation	$-	$-	$-	$-
Proceeds from sale of foreclosed loans	0	0	$-	$-
Losses realized	0	0	$-	0
Number of loans prepaid in full	0	0	0	0
Foreclosed loans at end of period	$5,000,000	$-	$-
Number of foreclosed loans at end of period	1	0	0	1

ROCFIII	2022	2023	2024	Total
Total mortgage loan principal originated and participations interests acquired, net of participation interests sold	$-	$-	$-	$-
Number of mortgages originated during period	0	0	0	0
Principal receipts	$14,877,500	$16,175,000	$-	$31,052,500
Total number of loans paid off	3	2	0	5
Number of foreclosed loans liquidated	0	0	0	0
Amount outstanding at liquidation	0	0	0	0
Proceeds from sale of foreclosed loans	0	0	0	0
Losses realized	0	0	0	0
Number of loans prepaid in full	0	0	0	0
Foreclosed loans at end of period	$17,775,000	$17,775,000	$17,775,000
Number of foreclosed loans at end of period	4	4	4

ROCFIV	2022	2023	2024	Total
Total mortgage loan principal originated and participations interests acquired, net of participation interests sold	$6,100,000	$-	$31,600,000	$37,700,000
Number of mortgages originated during period	2	0	7	9
Principal receipts	$4,718,850	$14,900,000	$16,119,000	$35,737,850
Total number of loans paid off	3	2	3	8
Number of foreclosed loans liquidated	0	0	0	0
Amount outstanding at liquidation	0	0	0	0
Proceeds from sale of foreclosed loans	0	0	0	0
Losses realized	0	0	0	0
Number of loans prepaid in full	0	0	0	0
Foreclosed loans at end of period	$-	$-	$-
Number of foreclosed loans at end of period	0	0	0

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ROCFV	2022	2023	2024	Total
Total mortgage loan principal originated and participations interests acquired, net of participation interests sold	$31,500,000	$19,100,000	$1,500,000	$52,100,000
Number of mortgages originated during period	3	3	0	6
Principal receipts	$16,403,000	$17,250,000	$-	$33,653,000
Total number of loans paid off	2	2	0	4
Number of foreclosed loans liquidated	0	0	0	0
Amount outstanding at liquidation	0	0	0	0
Proceeds from sale of foreclosed loans	0	0	0	0
Losses realized	0	0	0	0
Number of loans prepaid in full	0	0	0	0
Foreclosed loans at end of period	$-	$-	$13,500,000
Number of foreclosed loans at end of period	0	0	1

ROIOF	2022	2023	2024	Total
Total mortgage loan principal originated and participations interests acquired, net of participation interests sold	$25,250,000	$14,406,000	$10,050,000	$49,706,000
Number of mortgages originated during period	2	2	0	4
Principal receipts	$2,810,000	$15,570,000	$-	$18,380,000
Total number of loans paid off	1	3	0	4
Number of foreclosed loans liquidated	0	0	0	0
Amount outstanding at liquidation	0	0	0	0
Proceeds from sale of foreclosed loans	0	0	0	0
Losses realized	0	0	0	0
Number of loans prepaid in full	0	0	0	0
Foreclosed loans at end of period	$-	$-	$-
Number of foreclosed loans at end of period	0	0	0

ROCFVI	2022	2023	2024	Total
Total mortgage loan principal originated and participations interests acquired, net of participation interests sold	$-	$26,200,000	$26,810,000	$53,010,000
Number of mortgages originated during period	0	3	4	7
Principal receipts	$-	$-	$5,950,000	$5,950,000
Total number of loans paid off	0	0	1	1
Number of foreclosed loans liquidated	0	0	0	0
Amount outstanding at liquidation	0	0	0	0
Proceeds from sale of foreclosed loans	0	0	0	0
Losses realized	0	0	0	0
Number of loans prepaid in full	0	0	0	0
Foreclosed loans at end of period	$-	$-	$-
Number of foreclosed loans at end of period	0	0	0

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ROCFVII	2022	2023	2024	Total
Total mortgage loan principal originated and participations interests acquired, net of participation interests sold	$-	$-	$-	$-
Number of mortgages originated during period	0	0	0	0
Principal receipts	$-	$-	$-	$-
Total number of loans paid off	0	0	0	0
Number of foreclosed loans liquidated	0	0	0	0
Amount outstanding at liquidation	0	0	0	0
Proceeds from sale of foreclosed loans	0	0	0	0
Losses realized	0	0	0	0
Number of loans prepaid in full	0	0	0	0
Foreclosed loans at end of period	$-	$-	$-
Number of foreclosed loans at end of period	0	0	0

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EXECUTIVE COMPENSATION

Our Company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers named in “Board of Managers and Executive Officers;” provided that, we may reimburse our Manager for expenses incurred by its executive officers while acting on behalf of our Company. See “Compensation of Our Manager and its Affiliates” for a list of fees payable to Manager or its affiliates.

COMPENSATION OF OUR MANAGER AND ITS AFFILIATES

The following is a description of compensation we may pay to our Manager and its affiliates or in connection with the proceeds of the offering. These compensation arrangements have been established by our Manager and its affiliates and are not the result of arm’s-length negotiations. Services for which our Company engages our Manager or its affiliates and which are not described below will be compensated at the market rate. Fees payable to our Manager or its affiliates in excess of the rate set forth in this section will require the affirmative consent of a majority of the Common Unitholders. Our Manager or an affiliate may elect to waive or defer certain of these fees in its sole discretion. This table assumes that the maximum offering amount of $75,000,000 in the aggregate is raised.

Form of Compensation	Description	Estimated Amount of Compensation

Offering and Organization Stage:
O&O Fee:

Our Manager will receive the O&O Fee equal to 2.00% of gross proceeds. The Manager will pay our actual organization and offering expenses out of the O&O Fee and will be entitled to retain as compensation the excess, if any, of the O&O Fee over actual organization and offering expenses. To the extent organizational and offering expenses exceed 2.00% of the gross proceeds raised in the offering, our Manager will pay such amounts without reimbursement from us.

$1,500,000*

Operating Stage:

Management Fee:

Our Manager will be paid a management fee calculated quarterly and paid in advance of the applicable quarter, equal to 1.00% of (i) all Bond principal outstanding, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument we then hold, including loans secured by real estate we then own as a result of borrower default.”

Indeterminable at this time

Disposition Fee:

Our Manager will be paid a disposition fee of 0.50% of proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate.

Indeterminable at this time.

*Maximum payable assuming maximum offering amount of $75,000,000 is raised.

71

LIMITATIONS ON LIABILITY

To the fullest extent permitted under the Delaware Limited Liability Company Act and applicable case law, any and fiduciary duties that the Manager and the Members may have to the Company or the other Members have been eliminated; provided, however, that such elimination of fiduciary duties does not extend to acts or omissions that constitute a violation of the implied contractual covenants of good faith and fair dealing. In addition, nothing in our Operating Agreement precludes our Manager or designated officers or any affiliates thereof from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our Company nor any member shall have any right to participate in any manner in any profits or income earned or derived by our Manager or any affiliates thereof, from or in connection with the conduct of any such other business venture or activity. Our Manager, our designated officers or any affiliates thereof may engage in or possess an interest in any other business or venture of any nature or description; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our Company.

Our Manager or executive officers have no liability to our Company or to any member for any claims, costs, expenses, damages, or losses suffered by our Company which arise out of any action or inaction of any manager or executive officer if such manager or executive officer meets the following standards: (i) such manager or executive officer, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of our Company, and (ii) such course of conduct did not constitute fraud, willful misconduct, or gross negligence or any breach of fiduciary duty to our Company or its members. These exculpation provisions in our Operating Agreement are intended to protect our Manager and executive officers from liability when exercising their business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our Manager, executive officers or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

INDEPENDENT AUDITORS

The financial statements of our Company, which comprise the balance sheet as of December 31, 2024 and the related statements of operations, changes in member’s deficit, and cash flows and related notes to these financial statements for the period from February 27, 2024 (date of formation) through December 31, 2024 included in this offering circular, have been audited by CohnReznick LLP, independent auditors, as stated in their report appearing elsewhere herein.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Whiteford Taylor & Preston, LLP.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Our Sponsor maintains a website, www.redoakcapitalholdings.com, which contains additional information concerning us, our Manager, and our Sponsor. We will file, annual, semi-annual, current, and special reports, and other information, as applicable, with the SEC. You may read and copy any document filed with the SEC at the SEC’s public company reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, informational statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov).

72

Our Company has filed an offering statement of which this offering circular is a part with the SEC under the Securities Act. The offering statement contains additional information about us. You may inspect the offering statement without charge at the office of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

This offering circular does not contain all of the information included in the offering statement. We have omitted certain parts of the offering statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the offering statement, which may be found at the SEC’s website at http://www.sec.gov. Statements contained in this offering circular and any accompanying supplement about the provisions or contents of any contract, agreement, or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved.

73

RED OAK CAPITAL FUND VII, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR’S REPORT

FOR THE PERIOD FEBRUARY 27, 2024 (DATE OF FORMATION)

THROUGH DECEMBER 31, 2024

F-1

F-2

Independent Auditor’s Report

To Management

Red Oak Capital Fund VII, LLC

Opinion

We have audited the financial statements of Red Oak Capital Fund VII, LLC, which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in member’s deficit, and cash flows for the period February 27, 2024 (date of formation) through December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Red Oak Capital Fund VII, LLC as of December 31, 2024, and the results of its operations and its cash flows for the period February 27, 2024 (date of formation) through December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the

Audit of the Financial Statements section of our report. We are required to be independent of Red Oak Capital Fund VII, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Red Oak Capital Fund VII, LLC’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-3

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Red Oak Capital Fund VII, LLC’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Red Oak Capital Fund VII, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ CohnReznick LLP

Baltimore, Maryland

April 29, 2025

F-4

Red Oak Capital Fund VII, LLC
Balance Sheet
December 31, 2024

Assets

Current assets:
Cash and cash equivalents	$240,799
Prepaid expenses	4,125
Total current assets	244,924

Total assets	$244,924

Liabilities and Member’s Deficit

Current liabilities:
Bond proceeds received in advance	$100,000
Due to affiliates	4,180
Accrued expenses	25,642
Total current liabilities:	129,822

Long-term liabilities:
Series A bonds payable, net	146,917
Total long-term liabilities:	146,917

Total liabilities	276,739

Member’s deficit:	(31,815)

Total liabilities and member’s deficit	$244,924

F-5

Red Oak Capital Fund VII, LLC
Statement of Operations
For the period February 27, 2024 (Date of Formation) through December 31, 2024

Revenue:
Bank interest income	$55
Total revenue	55

Expenses:
Bond interest expense	117
Management fees	78
Organization fees	3,200
Professional fees	28,475
Total expenses	31,870

Net loss	$(31,815)

F-6

Red Oak Capital Fund VII, LLC
Statement of Changes in Member’s Deficit
For the period February 27, 2024 (Date of Formation) through December 31, 2024

Managing Member

Member’s capital February 27, 2024	$-

Capital contributions	-

Net loss	(31,815)

Member’s deficit December 31, 2024	$(31,815)

F-7

Red Oak Capital Fund VII, LLC
Statement of Cash Flows
For the period February 27, 2024 (Date of Formation) through December 31, 2024

Cash flows from operating activities:
Net loss	$(31,815)

Adjustments to reconcile loss
to net cash used in operating activities:
Amortization of debt issuance costs	117
Change in other operating assets and liabilities:
Net change in prepaid expenses	(4,125)
Net change in due to affiliates	4,180
Net change in accrued expenses	25,642

Net cash used in operating activities	(6,001)

Cash flows from financing activities:
Proceeds from Series A Bonds	160,000
Bond proceeds received in advance	100,000
Payment of debt issuance costs	(13,200)

Net cash provided by financing activities	246,800

Net change in cash and cash equivalents	240,799

Cash and cash equivalents at beginning of period	-

Cash and cash equivalents at end of period	$240,799

F-8

Red Oak Capital Fund VII, LLC Notes to Financial Statements December 31, 2024

1. Organization

Red Oak Capital Fund VII, LLC (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the sponsor. The Managing Member owns 100% of the member interests in the Company.

The Company was formed on February 27, 2024 and commenced operations on October 23, 2024, with the first closing of the Company’s Offering of Bonds. The Company is raising a maximum of $75 million of Series A Unsecured Bonds (the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. As of December 31, 2024, the Company has raised $160,000 of Series A Bonds. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation, geopolitical tensions, and the recent implementation of new tariffs on key imports and exports . Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company’s financial statements.

Fair value – hierarchy of fair value

In accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurement, when required, the Company will disclose the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

F-9

Red Oak Capital Fund VII, LLC Notes to Financial Statements December 31, 2024

2. Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivable will be classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans will be stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable are expected to consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company will recognize an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and will be based on the Company’s expectations as of the balance sheet date.

The Company will utilize a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method will be used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company will use a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs.

Credit Quality Indicators

The Company will analyze its loans based on the internal credit risk grading process. Internal credit risk grading process will include a process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

F-10

Red Oak Capital Fund VII, LLC Notes to Financial Statements December 31, 2024

2. Significant accounting policies (continued)

The Company will assign weights to a number of standard risk factors that apply across the portfolio. The weightings will be based on management’s experience in the bridge lending credit market and will be specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends will be analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan. This analysis will provide a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default
2.	Pass – low probability of default
3.	Low pass – material probability of default
4.	Watch – significant probability of default
5.	Special mention – substantial probability of default
6.	Substandard – more likely than not probability of default
7.	Doubtful – highly likely probability of default
8.	Default / loss – defaulted / expected to default

Accrued Interest Receivable

The Company will elect to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loan and available for sale securities. As of December 31, 2024, the Company did have any accrued interest receivable.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable will be recognized through the reversal of interest income.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable will be recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income will be recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended and previously accrued interest in the period placed on nonaccrual is reversed unless management is confident in its ultimate recovery. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain.

The Company will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will formally go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate.

Loan origination income will be amortized over the life of the mortgage loan receivable using the interest method and will be reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet.

F-11

Red Oak Capital Fund VII, LLC Notes to Financial Statements December 31, 2024

2. Significant accounting policies (continued)

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

The Company is a single member limited liability company (LLC) and, as such, is a disregarded entity for income tax purposes and not subject to income taxes, and does not file a tax return.  Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, in advance, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all capital contributions of the Members, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. During the period ending December 31, 2024, $78 of management fees were incurred and paid to the Managing Member. No management fees are payable to the Managing Member as of December 31, 2024.

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of all Bonds. During the period ending December 31, 2024, $3,200 of organization fees were incurred. As of December 31, 2024, no organization fees are payable to the Managing Member.

The Company will also pay a disposition fee, to the Managing Member, of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. As of December 31, 2024, no disposition fees have been accrued or paid.

As of December 31, 2024, the Company had a due to affiliates balance of $4,180, which consisted of expenses paid by the Managing Member on behalf of the Company.

F-12

Red Oak Capital Fund VII, LLC Notes to Financial Statements December 31, 2024

4. Bonds payable

During the period ended December 31, 2024, the Company issued $160,000 of Series A Bonds (the “Bonds”). The Bonds are unsecured obligations and rank junior to senior secured indebtedness. The maturity date of the Bonds is December 31, 2029. The Company has incurred debt issuance costs related to the bond offering, and such costs have been capitalized and are being amortized through the maturity of the bond series. As of December 31, 2024, the total debt issuance costs incurred by the Company was $13,200 of which $117 was amortized to bond interest expense during the period. As of December 31, 2024 the Company held $100,000 of bond proceeds received in advance. After the close of the initial bond issuance and first full quarter of operations ending March 31, 2025, the company will execute quarterly interest payments to the bondholders at a rate of 8.00% per annum.

The Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to $800 plus any accrued and unpaid interest on the Bond.

The Company’s obligation to redeem bonds in any given year pursuant to this optional redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. The Company has the right to reserve up to one-third of this 15% limit for Bonds redeemed as a result of a Bondholder’s right upon death, disability, or bankruptcy. Bond redemptions pursuant to the optional redemption, which excludes death, disability, or bankruptcy, will occur in the order that notices are received.

The Bonds may be redeemed, in whole or part, at the Company’s option at any time prior to maturity. The Company may extend maturity on the Bonds for six months in order to facilitate redemption of the Bonds. Any redemption will be at a price that is equal to all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed, plus 1.01 times the then outstanding principal amount of the Bonds.

5. Member’s equity

For the period February 27, 2024 through December 31, 2024, the Managing Member, as sole member of the Company, made no capital contributions or received any distributions. In accordance with the operating agreement, the Managing Member will make a $100 capital contribution.

6. Commitments and contingencies

The Managing Member has incurred and will continue to incur organizational and offering expenses. The organizational and offering costs are not represented on the Company’s financial statements due to these being contingent upon a successful completion of the Bond offerings. The Company will expense organization costs when incurred. As of December 31, 2024, there have been approximately $43,000 of organizational costs incurred by the Managing Member.

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

7. Subsequent events

Since December 31, 2024, the Company has executed three bond closings resulting in total gross proceeds of $947,000.

F-13

Red Oak Capital Fund VII, LLC Notes to Financial Statements December 31, 2024

7. Subsequent events (continued)

On January 7, 2025, a Company affiliate, ROCF VII SPV, LLC, entered into a $50 million secured revolving loan facility and security agreement with Cross River Bank as part of a restructuring. ROCF VII SPV, LLC is the borrower representative with Cross River Bank for ROCF II SPV, LLC, ROCF IV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, and ROCF VI SPV, LLC, all related parties. The facility is secured by all property and assets of the companies, and all other collateral, security granted, and securities pledged to the facility.

On March 4, 2025, a Company affiliate, as borrower representative, executed the initial draw of $24,948,500 on the line of credit with Cross River Bank. The entire proceeds of the draw were immediately disbursed to ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, and ROC VI SPV, LLC. The Company did not retain any portion of the drawn funds.

On April 25, 2025, in accordance with the offering circular, the Company executed an interest payment for $11,523 to the trustee and paying agent, Vistra (fka Phoenix American)

The financial statements were approved by management and available for issuance on April 29, 2025. Subsequent events have been evaluated through this date.

F-14

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

(980) 288-6377

8.0% Series A Unsecured Bonds (Series A Bonds)

$75,000,000 Maximum Offering Amount (75,000 Bonds)

$10,000 Minimum Purchase Amount (10 Bonds)